Message from the Chairman

Dear Fellow Shareholders,

I am pleased to invite you to Pembina’s 2021 annual meeting of shareholders to be held on Friday, May 7, 2021 at 2:00 p.m. (Mountain time). To mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting. The meeting will be held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. Information about how to join, vote, and ask questions at the meeting can be found in this document.

This past year has been one of the most challenging in history and the ultimate test of our resilience, both at Pembina and across society as a whole.

Strong communication and collaboration between management and the board was the foundation of Pembina’s response to the COVID-19 pandemic. Our first priorities were to protect the health and safety of Pembina’s staff and communities, ensure critical infrastructure continued to operate safely and reliably, and maintain our strong financial position. Working together, we took immediate proactive steps to protect the interests of Pembina’s stakeholders – our customers, investors, employees and communities. Many decisions were difficult, not the least of which included deferring billions of dollars of growth projects and ultimately suspending development of our petrochemical facility. Yet we did not shy away from taking decisive action where it was required to protect the long- term interests of Pembina and its stakeholders.

Resilience

Our focus over the past decade has been to build a business capable of withstanding volatile and uncertain markets, and Pembina’s financial results in 2020 proved this was the right approach. The board has worked diligently alongside the management team to establish and execute our long-term strategy, including growing and integrating Pembina’s value chain, protecting the cash flow stream through strong contractual underpinnings, and achieving greater diversification across commodities, currencies and counterparties. Approximately five years ago, the board approved a set of financial guardrails to guide our decision making. Pembina’s steadfast commitment to these guardrails has allowed it to manage through the headwinds that came as a result of the pandemic and to enter 2021 in a position of strength.

Sustainability

While Pembina has always strived to have our communities welcome us and recognize the net positive impact of our social and environmental commitments, environmental, social and governance (ESG) issues are playing an increasingly significant role in all areas of our business and strategy. The board recognizes that ESG is directly linked to Pembina’s long-term value, and we are fully engaged in management’s continuing integration of ESG strategies into the business.

In 2020, we oversaw several significant developments:

●	Pembina appointed a new vice president responsible for sustainability, and introduced an ESG management steering committee focused on ESG risks and opportunities.

●

The board approved changes to Pembina’s short-term incentive plan to include ESG metrics as a significant component. We believe that linking compensation to corporate performance on ESG factors aligns with long-term value creation and our stakeholders’ interests.

●	The board is very supportive of management’s ongoing development of a strategy to reduce greenhouse gas emissions intensity and set related targets.

●

Pembina published its second full-length sustainability report, which includes enhanced disclosure on emissions, water, waste management and workforce, as well as a listing of top ESG risks. The board is pleased with the enhanced disclosure, which aligns with our commitment to continuous improvement, transparency and engagement.

Pembina Pipeline Corporation ● 2021 Management Information Circular	2

In keeping with continuous improvement, the board routinely takes part in educational sessions at both an individual and group level to enhance our knowledge and understanding of our business, corporate governance trends and issues that impact the industry we operate in.

Diversity

The board strongly believes that diversity at the board level and across the organization is key to delivering sustained, long-term value to stakeholders.

Diversity on the board is critical to good governance. Having directors with a range of perspectives allows for more fulsome discussion and improves decision-making. With the appointment of Cynthia Carroll to the board this year, women now represent 36% of our directors. While we are proud of the progress we have made, we recognize that we can do better, and in 2020 approved specific board diversity targets for gender representation and

Diversity targets
The board approved specific diversity targets under its board diversity policy.
The board and management have committed to increasing diversity at the executive level by 2025.
additional targets for representation of other minority groups on the board. We are also actively overseeing Pembina’s progress on inclusion and diversity throughout the organization.

The board made other changes in 2020 to support good governance, including adding more formality to board assessments, and working on succession planning as we approach my retirement as chair of the board. When the time comes for my transition, I look forward to continuing to work with the board to make sure the new chair has the right characteristics to lead the board as Pembina evolves in the coming years.

In closing, let me assure you that your board will continue to provide management with sound guidance and oversight, while fostering robust two-way communication. Throughout the coming year, the world will continue to face challenges and address impacts from the COVID-19 pandemic. Pembina has proven its resilience and enters 2021 strong and ready to adapt as needed.

On behalf of the board, I want to express my ongoing gratitude to the executive leadership team and all of Pembina’s employees for their tireless work in service of our many stakeholders. To our shareholders, thank you for your ongoing support. Our health and the health of our stakeholders, family, friends and community remains our top priority.

Sincerely,

(signed) “Randall (Randy) Findlay”

Randall (Randy) Findlay

Pembina Pipeline Corporation ● 2021 Management Information Circular	3

  Notice of our 2021 annual meeting of common shareholders

You are invited to our 2021 annual meeting (the meeting) of common shareholders:	Where to get a copy of the 2021 management information circular

When May 7, 2021 2:00 p.m. (Mountain time)	If you are a registered common shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

Where    Virtual-only meeting

               live audio webcast online at

                https://web.lumiagm.com/475399186

We will cover five items of business – see Business of the meeting in our 2021 management information circular:

1.  Receive our 2020 audited consolidated financial statements and the auditors’ report thereon.

2.  Vote on electing the directors.

3.  Vote on appointing the auditors.

4.  Vote on our approach to executive compensation.

5.  Vote on any other business that properly comes before the meeting.

Your vote is important

Our 2021 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2020 audited consolidated financial statements and the auditors’ report if you asked us to (in accordance with applicable corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

To mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting. The meeting will be held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You will find detailed instructions about how to participate in the meeting in this notice and in the management information circular starting on page 6. There are different processes if you are a registered shareholder or a beneficial shareholder. Most of our shareholders are beneficial shareholders, meaning that you hold your shares through a bank, broker or other such institution. Closely follow the instructions in this notice, and in your voting information form.

By order of the board,

(signed) “Brenda Rawcliffe”

Brenda Rawcliffe

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 19, 2021

We use the notice and access procedures to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access are a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial common shareholder, you can view the management information circular at: www.sedar.com or

www.pembina.com/Investor-Centre/shareholder- information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

• online:    www.pembina.com/Investor-

                      Centre/Shareholder-information

• by phone: 1-855-880-7404

• by email:   investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the enclosed voting instruction form, and within one year of filing the management information circular on SEDAR.

How to vote

If you are a beneficial common shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 5, 2021 at 2:00 p.m. (Mountain time), or as listed on the attached voting instruction form.

You cannot vote by returning this notice. If you want to attend the virtual meeting and vote your shares, you must appoint yourself as a proxyholder.

Send your voting instructions to us:

• online :      www.proxyvote.com

• by phone: 1-800-474-7493 (English)

                      1-800-474-7501 (French)

                      1-800-454-8683 (United States)

• by fax:       905-507-7793

• by mail:     Data Processing Centre

                       PO Box 2800 STN LCD Malton

                       Mississauga, Ontario L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

Pembina Pipeline Corporation ● 2021 Management Information Circular	4

Management information circular

You have received this document because you owned Pembina shares on March 19, 2021 (the record date) and are entitled to vote at our 2021 annual meeting of common shareholders, which will be held on May 7, 2021, or at a reconvened meeting if the meeting is postponed or adjourned. The meeting will be held in a virtual-only format, as a live audio webcast. All shareholders and duly appointed proxyholders can participate. You cannot attend the meeting in person.

The full webcast of the meeting will be available on our website after the event, including any questions we receive during the meeting and our answers.

All information in this circular is provided as of March 19, 2021 and all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our annual audited consolidated financial statements and management’s discussion and analysis of our financial and operating results (MD&A) for the year ended December 31, 2020. Contact us for a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR

(www.sedar.com) and on EDGAR (www.sec.gov).

In this document

• meeting means the annual meeting of common shareholders to be held as a virtual-only meeting on May 7, 2021

• you, your and shareholders mean holders of Pembina shares

• we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries

• common shares, shares and Pembina shares mean common shares in the capital of Pembina

• circular means this management information circular

• board means Pembina’s board of directors

Our principal corporate and registered office

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403-231-7500

F. 403-237-0254

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. This circular contains forward-looking statements about succession plans, corporate strategy and projects. Forward-looking statements involve known and unknown risks and actual results may differ materially from those expressed or implied by these forward-looking statements. Please see Forward-Looking Statements & Information in the MD&A for more information about the assumptions and risks involved in making the forward-looking statements. These forward-looking statements are made only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise the forward-looking statements contained in this document, except as required by law.

In this circular, we also use certain financial measures that are not defined by generally accepted accounting practices (GAAP). Please see About non-GAAP measures on page 100 for more information about these measures and why they are used.

2020 awards and achievements

• 2020 Canada’s Top 100 Employers by Canada’s Top 100

• 2020 Alberta’s Top 75 Employers

• $5.3 million invested in our communities through charitable contributions, including flagship partnerships with Breakfast Club of Canada and Ducks Unlimited Canada

• $3.3 million raised for United Way and other charities across Canada through employee donations and company matching

Pembina Pipeline Corporation ● 2021 Management Information Circular	5

About voting

Who can vote?

You can vote at our annual meeting of common shareholders if you held our common shares at the close of business on March 19, 2021, even if you sold your common shares after this date.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting, and provide adequate evidence that you own the shares.

About Pembina shares

Common shares

We are authorized to issue an unlimited number of common shares. As at March 18, 2021, we had 549,957,892 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of our common shares.

Quorum

According to our articles and by-laws, at least two persons holding or representing at least 25% of our outstanding common shares must be present for the annual meeting to take place, or the meeting will be adjourned to a set time and place and no business will be transacted until the adjourned meeting.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

• 1-855-880-7404

• investor-relations@pembina.com

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory and potential proxy solicitation services. We have paid them approximately $42,000 for this work and we may also pay them customary fees for contacting shareholders in connection with voting at the meeting. Pembina pays all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

About the virtual meeting

To continue to mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders in light of the COVID-19 pandemic, we are holding a virtual-only meeting this year as a live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You cannot attend the meeting in person. The full webcast will be available on our website after the event, including any questions we receive from shareholders and their answers.

Attending as a guest

All shareholders can attend the meeting as a guest by logging in online at https://web.lumiagm.com/475399186, selecting “I am a guest” and completing the required form. If you attend the meeting as a guest, you will not be permitted to vote during the meeting. Guests can, however, ask questions after the formal part of the meeting is over, during the live question and answer session.

Asking questions at the virtual meeting

Questions may be submitted at any time through the chat thread on the live webcast; however, during the formal part of the meeting, only questions from registered shareholders and duly appointed proxyholders that relate to the business of the meeting will be addressed.

Pembina will host a live question and answer session after the meeting, where we will answer other questions submitted during the meeting. Registered shareholders, duly appointed proxyholders (including beneficial

Pembina Pipeline Corporation ● 2021 Management Information Circular	6

shareholders that have duly appointed themselves as proxy holders) and guests can submit questions during the live question and answer session.

To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion in responding to the questions, including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

Technical difficulties

If you participate in the virtual meeting, it is important that you stay connected to the internet at all times during the meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the above procedure.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. We recommend that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Caution: Internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer or other device on a network that is not restricted by any particular security settings.

If you have any questions about the virtual meeting portal or requiring assistance accessing the meeting website, please go to https://www.lumiglobal.com/faq for information.

How to vote

You can vote your shares by proxy (by appointing someone – a proxyholder – to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution. The majority of our shares are held by beneficial shareholders. Beneficial shareholders can vote their shares during the virtual meeting, or by proxy before the meeting:

Vote during the virtual meeting:

Before the meeting:

1.

Appoint yourself as the duly appointed proxyholder by printing your own name in the blank space provided for the proxyholder on the proxy or voting instruction form. Then return the form in the envelope provided (or by following the instruction on the form). Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

2.	Register online with Computershare online by going to www.computershare.com/pembina before 2:00 p.m. (Mountain Time) on May 5, 2021 and input your name and contact information.

Computershare will email you a username. You will need it to log in to the meeting and vote. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/475399186. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2021
4.	Complete the ballot online during the meeting.

Pembina Pipeline Corporation ● 2021 Management Information Circular	7

Vote by proxy before the meeting by following the instructions on your proxy or voting instruction form

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. You likely have an earlier deadline for returning your voting instruction form to your nominee, so be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off time.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge’s dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting. Kingsdale Advisors may contact beneficial shareholders to help you vote your shares directly over the phone, using the Broadridge QuickVoteTM service, if available.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our shares.

Registered shareholders

You are a registered shareholder if you hold your shares in certificate form through the Direct Registration System (DRS). Registered holders can vote their shares during the virtual meeting, or by proxy before the meeting.

Vote during the virtual meeting

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/475399186. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet during the meeting.

2.	Select “I have a Control Number/Username” and enter your 15-digit control number (this is your username and you will find it on the bottom left corner of the first page of the enclosed proxy form).
3.	Enter the password (case sensitive): pembina2021
4.	Complete the ballot online during the meeting.

Vote by proxy before the meeting in one of the following three ways

1.

Online: Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website

2.

By phone: Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system;

3.	By mail: Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

About your proxyholder

The officers named on the proxy form and voting instruction form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting. If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of

Pembina Pipeline Corporation ● 2021 Management Information Circular	8

the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Choosing someone else to be your proxyholder

You have the right to appoint someone else to be your proxyholder and act on your behalf at the virtual meeting. The person you appoint does not have to be a Pembina shareholder. Make sure this person knows he or she has been appointed to attend the virtual meeting and vote on your behalf. Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, your proxyholder has the discretion to vote as they see fit.

To nominate someone other than the officers named in the form as your proxyholder:

1.

Appoint your proxyholder as a duly appointed proxyholder by printing his or her name in the blank space provided on your proxy or voting instruction form. Then return the form in the envelope provided (or by following the instructions on the form).

2.	Register your proxyholder online with Computershare by going to www.computershare.com/pembina before 2:00 p.m. (Mountain time) on May 5, 2021 and inputting their name and contact information.

Computershare will email your proxyholder a username, which they will need to log in to the meeting and vote. Without a username, your proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting, your proxyholder will:

1.

Log in online at https://web.lumiagm.com/475399186. We recommend visiting the site before the meeting starts to make sure it works on the computer or device the proxyholder is using. Your proxyholder must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2021
4.	Complete the ballot online during the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation’s corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office before 4:30 p.m. (Mountain time) on the last business day before the meeting.

If you are a beneficial shareholder, you can revoke voting instructions you previously submitted by contacting your nominee.

Shareholder proposals
If you want to present a shareholder proposal at our 2022 annual meeting, you must submit it by February 4, 2022 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposals to: Corporate Secretary
Pembina Pipeline Corporation 4000, 585 – 8 Avenue SW Calgary, AB T2P 1G1

Pembina Pipeline Corporation ● 2021 Management Information Circular	9

Business of the meeting

Our 2021 annual meeting of common shareholders will cover the five items of business listed below.

1. Receive our 2020 audited consolidated financial statements and auditors’ report

You have received our audited consolidated financial statements for the year ended December 31, 2020 and the auditors’ report thereon, which are included in our 2020 annual report, if you requested a copy. Copies are available on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect the directors

Our articles state that the board must have between five and 13 directors. This year, eleven directors are nominated for election to the board.		Our policy on majority voting
• Randall J. Findlay (chair)	• Gordon J. Kerr	Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.
• Anne-Marie N. Ainsworth	• David M.B. LeGresley

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director who resigned does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting.

Our majority voting policy does not apply if a director election is contested.

• Cynthia Carroll	• Leslie A. O’Donoghue
• Michael H. Dilger	• Bruce D. Rubin
• Robert G. Gwin	• Henry W. Sykes
• Maureen E. Howe

All the nominated directors currently serve on our board. Ms. Carroll was appointed to the board on May 8, 2020 by the board of directors to stand for election at the 2021 annual meeting. Turn to the director profiles starting on page 13 for detailed information about each director.

Directors will serve until the next annual meeting of common shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for all the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all our nominated directors.

Pembina Pipeline Corporation ● 2021 Management Information Circular	10

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants be appointed as auditors and serve until the next annual meeting of common shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

KPMG have been Pembina’s auditors since September 1997. Pembina’s audit committee and management conduct a comprehensive review of the external auditor at least every five years. A comprehensive review was last completed in 2020 for the five-year period from 2015 to 2019. In 2021, the audit committee and management conducted an annual review of KPMG’s services as the external auditor for 2020. The results of both reviews supported the continuation of the audit engagement. The following table shows the fees paid or payable to KPMG for the fiscal years ended December 31, 2019 and 2020.

Fee category	2019 ($)	2020 ($)

Audit fees	2,969,500	2,197,500

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings or engagements.

• 2019 fees also include expenses for: pricing supplements related to the issue and sale of Medium Term Notes, Series 12 and 13 in March of 2019; the short form base shelf prospectus related to the offer and issue from time to time of medium term notes; the short form base shelf prospectus related to the offer and issue from time to time of common shares, Class A preferred shares, warrants, subscription receipts and units comprising any combination of the foregoing; pricing supplements related to the issue and sale of Medium Term Notes, Series 13, 14 and 15 in September 2019; and pricing supplements relating to the issue and sale of Medium Term Notes, Series 10, 11 and 12 in January 2020.

• 2020 fees also include expenses for: pricing supplements related to the issue and sale of the Medium Term Notes, Series 7 and 16 in May 2020; the short form base shelf prospectus related to the offer and issue from time to time of debt securities and Class A preferred shares; and prospectus supplements relating to the issue and sale of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 in January 2021.

Audit-related fees	134,000	128,500

Fees for assurance and related services that are not related to the audit or review of our financial statements, and not reported under “Audit fees” above.

• Fees in both years include French translations for statutory and regulatory filings, and audit fees ($30,000 for the pension plan and $20,000 for the pension plan at the Younger facility).

Tax fees	120,086	95,000

Fees for non-audit tax services provided by KPMG’s tax division, including $2,700 (2019: $39,925) for tax compliance and $92,300 (2019: $80,161) for tax advice and tax planning. Fees in both years also include tax consultation and compliance fees for preparing and filing tax returns for our subsidiaries.

All other fees	-	31,750

Fees for other products and services provided by the auditors not described above.
Total fees	3,223,586	2,452,750

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of common shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KPMG LLP as our auditors.

Pembina Pipeline Corporation ● 2021 Management Information Circular	11

4. Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is ‘pay for performance’. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive

Say on pay votes In 2020, our executive compensation approach was supported by 92.08% of our shareholders votes on our say on pay resolution.
compensation program beginning on page 51 of this circular.

The board gives common shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s management information circular delivered in advance of the 2021 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

5. Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation ● 2021 Management Information Circular	12

About the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse backgrounds and opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

We believe this year’s group of eleven nominated directors meets all of these requirements. Ms. Carroll is being nominated for election to the board for the first time. Ms. Carroll was appointed by the directors following last year’s annual meeting of shareholders. We believe that her experience, skills and qualifications have added depth and knowledgeable perspectives to the board.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company boards they serve on, and voting results from our 2020 annual meeting. In light of the COVID-19 pandemic, starting in March 2020, all board and committee meetings were held virtually using an online video conference service. The board also continued its formal education program and informal networking events by video conference.

All director information is provided as of March 19, 2021, unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of common shareholders.

All of the nominated directors are independent except Mr. Dilger, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

An overview of the nominated directors

Pembina Pipeline Corporation ● 2021 Management Information Circular	13

Chair Director since March 2007 Calgary, Alberta Canada

Randall J. Findlay (70) | Independent

2020 voting results: 97.65% for, 2.35% withheld

Mr. Findlay was the President of Provident Energy Trust (Provident) from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Before that he held various executive positions in the oil and gas industry over 30 years, including senior positions at NOVA Corporation and TransCanada Pipelines Limited.

Mr. Findlay has been a director of over 15 public and private companies. He has also chaired the board of a number of not-for-profit organizations and campaigns. He is the past chair of the Alberta Children’s Hospital Foundation and the current chair of the Alberta Children’s Hospital Research Institute Strategic Advisory Board.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia. He is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

	Board and committee membership and attendance
	Board of directors (chair)	10 of 10 meetings	100%

	Governance, nominating and corporate social responsibility committee	5 of 5 meetings	100%

	Other public company boards and committee memberships [1]

Superior Plus Corp. | TSX	Governance and nominating; audit

1  Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp., an intermediate oil and gas exploration and production company, was placed into receivership by a syndicate of its lenders on November 26, 2015.

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
140,821	34,942	$6,459,290	yes

Class A preferred shares
Series 1	5,000

[2] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	14

Director since October 2014 Houston, Texas U.S.

Anne-Marie N. Ainsworth (64) | Independent

2020 voting results: 97.00% for, 3.00% withheld

Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She is currently on the boards of Kirby Corporation, HollyFrontier Corporation and Archrock, Inc. Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions throughout her career.

Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. (2009 to 2012) and previously was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana (2006 to 2009). Before she joined Motiva, Ms. Ainsworth was director of process safety management systems and business improvement leader at Shell Oil Products U.S. (2003 to 2006) and Vice President of Technical Assurance at Shell Deer Park Refining Company (2000 to 2003).

Ms. Ainsworth graduated cum laude from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor (2000 to 2009). She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

	Board and committee membership and attendance

	Board of directors	10 of 10 meetings	100%

	Human resources, health and compensation committee	4 of 4 meetings	100%

	Safety and environment committee (chair)	4 of 4 meetings	100%

Other public company boards and committee memberships
Archrock, Inc. | NYSE	Governance and nominating (chair); audit
HollyFrontier Corporation | NYSE	Health, safety and environment; finance
Kirby Corporation | NYSE	Audit

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
22,749	23,698	$1,700,733	yes

[1] Based on US$29.33, the closing price of our common shares on the NYSE on March 18, 2021 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2437 as at March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information) and their value is based on $36.75, the closing price of our common shares on the TSX on March 18, 2021.

Pembina Pipeline Corporation ● 2021 Management Information Circular	15

Director since May 2020 Naples, Florida U.S.

Cynthia Carroll (64) | Independent

2020 voting results: N/A

Ms. Carroll began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation (Alcan). She held various executive roles at the company including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan’s core business. From 2007 to 2013, Ms. Carroll served as the Chief Executive Officer of Anglo American plc, which was, at the time, one of the largest and most diversified mining companies in the world.

Ms. Carroll sits on the boards of Hitachi Ltd., American Securities LLC, Prince International Corporation (a private company), Baker Hughes Company, and Glencore plc. She previously chaired the boards of Anglo American Platinum Ltd., De Beers Société Anonyme and the World Economic Forum, Mining and Metals Industry group. She has also served on the boards of BP, the International Council on Mining and Metals, the International Aluminum Institute, The American Aluminum Association, Sara Lee Corporation and Century Aluminum Company

Ms. Carroll holds a bachelor’s degree in Geology from Skidmore College, a Master of Science degree in Geology from the University of Kansas, and a Master of Business Administration from Harvard University. She was awarded an Honorary Doctorate of Science from the University of Exeter, Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick. She is a fellow of the Royal Academy of Engineers and a Fellow of the Institute of Materials, Minerals and Mining. Ms. Carroll is a member of the Institute of Corporate Directors.

	Board and committee membership and attendance
	Board of directors[1]	5 of 5 meetings	100%

	Human resources, health and compensation committee[1]	3 of 3 meetings	100%

	Safety and environment committee[1]	1 of 1 meeting	100%

1  Ms. Carroll was appointed to the board of directors, the human resources, health and compensation committee and the safety and environment committee on May 8, 2020 and attended all meetings after her appointments.

Other public company boards and committee memberships
Baker Hughes Company | NYSE	Audit; compensation

Hitachi Ltd. | TYO	Nominations

Glencore plc | LON	Health, Safety, and Environment

Securities held as of March 19, 2021

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
-	4,578	$168,242	On track[3]

[2] Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information) and their value is based on $36.75, the closing price of our common shares on the TSX on March 18, 2021.

3 Ms. Carroll has five years from the date of her appointment on May 8, 2020 to meet the share ownership guidelines.

Pembina Pipeline Corporation ● 2021 Management Information Circular	16

Director since January 2014 Calgary, Alberta Canada	Michael H. Dilger (58) | Non-independent

2020 voting results: 99.75% for, 0.25% withheld

Mr. Dilger was appointed CEO of Pembina in January 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines Limited. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development. Mr. Dilger was co-chair of the 2016 United Way of Calgary campaign.

Mr. Dilger has been a Chartered Professional Accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]

Board of directors	10 of 10 meetings 100%
1 Mr. Dilger attended all board meetings in 2020 as a director and CEO and all committee meetings in 2020 in his capacity as CEO.

Other public company boards and committee memberships

None

Securities held as of March 19, 2021
Common shares	Restricted and performance share units	Total value[2]	Meets share ownership guidelines (including 50% common shares) [3]
200,000	247,612	$16,449,741	yes

Options
2,050,006

[2] Based on $36,75, the closing price of our common shares on the TSX on March 18, 2021. Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 65 for more information).

[3] Not including the value of performance share units.

Pembina Pipeline Corporation ● 2021 Management Information Circular	17

Director since May 2020 Houston, Texas U.S.

Robert G. Gwin (57) | Independent

2020 voting results: 99.81% for, 0.19% withheld

Mr. Gwin was President of Anadarko Petroleum Corporation (Anadarko), one of the world’s largest independent oil and natural gas exploration and production companies, until its acquisition by Occidental Petroleum Corporation in late 2019. He previously was Executive Vice President, Finance and Chief Financial Officer of Anadarko from 2009 to 2018. Mr. Gwin joined Anadarko in 2006 and was a member of Anadarko’s executive committee since 2008. Concurrently, he also served as Chairman of the Board of Western Gas Partners, LP (WES), a large U.S. oil and natural gas midstream company, from 2010 to 2018, and previously as WES’s President and CEO from 2007 to 2010.

Earlier in his career, Mr. Gwin held various positions in corporate finance and executive management.

Mr. Gwin currently chairs the board of directors of Enable Midstream Partners, LP.

Mr. Gwin served as a director of WES from 2007 to 2019, and as a director of LyondellBasell Industries, N.V. from 2011 to 2018, including serving as its Chairman from 2013 to 2018. He has also served as a director of several non-public entities throughout his career. He holds a Bachelor of Science degree from the University of Southern California and a Master of Business Administration degree from the Fuqua School of Business at Duke University. He also earned the Chartered Financial Analyst (CFA) designation from the CFA Institute. He is a member of the Institute of Corporate Directors.

	Board and committee membership and attendance
	Board of directors[1]	5 of 5 meetings	100%

	Human resources, health and compensation committee[1]	3 of 3 meetings	100%

	Governance, nominating and corporate social responsibility committee[1]	3 of 3 meetings	100%

1  Mr. Gwin was elected to the board of directors at the annual meeting of common shareholders of Pembina and appointed to the human resources, health and compensation committee and the governance, nominating and corporate social responsibility committee on May 8, 2020. He attended all board and committee meetings after his election and appointment.

	Other public company boards and committee memberships
	Enable Midstream Partners, LP | NYSE	Board chair

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value2)	Meets share ownership guidelines (including 50% common shares)
-	4,578	$168,242	On track[3]

[2] Deferred share units include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information) and their value is based on $36.75, the closing price of our common shares on the TSX on March 18, 2021.

3 Mr. Gwin has five years from the date of his appointment to the board on May 8, 2020 to meet the guidelines.

Pembina Pipeline Corporation ● 2021 Management Information Circular	18

Director since October 2017 Vancouver, British Columbia Canada

Maureen E. Howe (63) | Independent

2020 voting results: 99.22% for, 0.78% withheld

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe is a director of Methanex Corporation and is the Chairperson of the University of British
Columbia Phillips, Hager & North Centre for Financial Research. She previously served on the board of directors and acted as chair of the audit committee of Mosaic Forest Management Corp.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in
Finance from the University of British Columbia. She is a member of the Institute of Corporate
Directors.

Board and committee membership and attendance

Board of directors	10 of 10 meetings	100%

Audit committee	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee (chair)	5 of 5 meetings	100%

Other public company boards and committee memberships
Methanex Corporation | TSX, NASDAQ Governance; audit

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
23,588	12,264	$1,317,561	yes

[1] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	19

Director since January 2015 Calgary, Alberta Canada

Gordon J. Kerr (67) | Independent

2020 voting results: 96.47% for, 3.53% withheld

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation and is a member of the executive of the Calgary Chapter of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	10 of 10 meetings	100%

Audit committee (chair)	4 of 4 meetings	100%

Human resources, health and compensation committee[1]	1 of 1 meeting	100%

Governance, nominating and corporate social responsibility committee [1]	3 of 3 meetings	100%

1 On May 8, 2020, Mr. Kerr stepped down from the human resources, health and compensation committee and joined the governance, nominating and corporate social responsibility committee. He attended all meetings of the human resources, health and compensation committee from January 1, 2020 to May 8, 2020, and all meetings of the governance, nominating and corporate social responsibility committee from May 8, 2020 to December 31, 2020.

Other public company boards and committee memberships[2]
None

2 Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies’ Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held as of March 19, 2021

Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines (including 50% common shares)
10,400	35,575	$1,689,581	yes

Class A preferred shares
Series 7	6,000

[3] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	20

Director since August 2010 Toronto, Ontario Canada

David M.B. LeGresley (62) | Independent

2020 voting results: 97.18% for, 2.82% withheld

Mr. LeGresley has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles, including Head of Corporate and Investment Banking, and most recently Vice Chair. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (and subsidiary Equitable Bank Inc.).

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance

Board of directors	10 of 10 meetings	100%

Audit Committee[1]	2 of 2 meetings	100%

Governance, nominating and corporate social responsibility committee[1]	3 of 3 meetings	100%

Human resources, health and compensation committee[1]	4 of 4 meetings	100%

1 On May 8, 2020, Mr. LeGresley stepped down from the audit committee and joined the governance, nominating and corporate social responsibility committee. He attended all meetings of the audit committee from January 1, 2020 to May 8, 2020, and all meetings of the governance, nominating and corporate social responsibility committee from May 8, 2020 to December 31, 2020.

Other public company boards and committee memberships
Equitable Group Inc. | TSX Board chair

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
59,789	38,250	$3,602,934	yes

[2] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	21

Director since December 2008 Calgary, Alberta Canada

Leslie A. O’Donoghue (58) | Independent

2020 voting results: 96.06% for, 3.94% withheld

Ms. O’Donoghue retired from Nutrien Ltd. at the end of 2019, after 20 years with the company. Her most recent roles were Executive Vice President & Chief Strategy & Corporate Development Officer and Executive Advisor to the CEO. While at Agrium Inc., the predecessor to Nutrien Ltd. prior to its merger with Potash Corporation of Saskatchewan, Ms. O’Donoghue held a number of roles including, Executive Vice President, Corporate Development & Strategy & Chief Risk Officer, Executive Vice President, Operations and Chief Legal Officer. Ms. O’Donoghue currently sits on the board of directors of Methanex Corporation and Richardson International Limited (a private company).

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. Ms. O’Donoghue is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	10 of 10 meetings	100%

Human resources, health and compensation committee[1]	1 of 1 meeting	100%

Governance, nominating and corporate social responsibility[1]	2 of 2 meetings	100%

Audit committee[1]	2 of 2 meetings	100%

Safety and environment committee[1]	1 of 1 meeting	100%

1 On May 8, 2020, Ms. O’Donoghue stepped down from the human resources, health and compensation committee and governance, nominating and corporate social responsibility committee and joined the audit committee and safety and environment committee. She attended all meetings of the human resources, health and compensation committee and governance, nominating and corporate social responsibility committee from January 1, 2020 to May 8, 2020, and all meetings of the audit committee and safety and environment committee from May 8, 2020 to December 31, 2020.

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ Corporate governance; responsible care

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
35,588	38,821	$2,734,531	yes

[2] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	22

Director since May 2017 Swarthmore, Pennsylvania U.S.

Bruce D. Rubin (64) | Independent

2020 voting results: 99.81% for, 0.19% withheld

Mr. Rubin has over 40 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals Inc. (Sunoco Chemicals) and a Senior Vice President of Sunoco Inc. (2008 to 2010) and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first CEO of Braskem America, Inc. (Braskem America), and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of the polypropylene business of The Dow Chemical Company. Mr. Rubin was an advisor and director for Braskem America from 2014 to 2017.

Mr. Rubin serves on the board of DISA Global Solutions (a Court Square Capital Partners company) and the M. Holland Company. He served on the board of directors of Sylvatex Inc. from 2012 to 2016 and is currently an advisor to the company. He was an Executive Advisor for Court Square Capital Partners (2013 to 2015) and was an Operating Advisor for The Carlyle Group (2015 to 2017).

He has a Master of Business Administration from Widener University and a Bachelor of Science in chemical engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance

Board of directors	10 of 10 meetings	100%

Audit committee	4 of 4 meetings	100%

Safety and environment committee	4 of 4 meetings	100%

Other public company boards and committee memberships
None

Securities held as of March 19, 2021

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
20,000	18,223	$1,399,249	yes

[1] Based on US$29.33, the closing price of our common shares on the NYSE on March 18, 2021 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2437 as at March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information) and their value is based on $36.75, the closing price of our common shares on the TSX on March 18, 2021.

Pembina Pipeline Corporation ● 2021 Management Information Circular	23

Director since October 2017 Calgary, Alberta Canada

Henry W. Sykes (62) | Independent

2020 voting results: 97.28% for, 2.72% withheld

Mr. Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Law degree from the London School of Economics. He is a member of the Institute of Corporate Directors.

	Board and committee membership and attendance

	Board of directors	10 of 10 meetings	100%

	Audit committee	4 of 4 meetings	100%

	Human resources, health and compensation	4 of 4 meetings	100%

	committee (chair)

	Other public company boards and committee memberships[1]
	None

[1]  Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

Securities held as of March 19, 2021
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
13,306	12.159	$935,839	yes

[2] Based on $36.75, the closing price of our common shares on the TSX on March 18, 2021. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 62 for more information).

Pembina Pipeline Corporation ● 2021 Management Information Circular	24

Governance

Good governance is important for all our stakeholders – our customers, our investors, our employees and the communities we operate in. Strong stewardship by the board, and high standards of governance and ethics throughout our business, are essential for achieving our purpose and operating our business effectively.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our purpose

Pembina’s objective is to be the leader in delivering integrated infrastructure solutions connecting global markets. We believe we can achieve this vision if:

• Customers choose us first for reliable and value-added services

• Investors receive industry leading returns

• Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative and fair work culture; and

• Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Our board and management operate under governance guidelines that outline our emphasis on:

●  enhancing and preserving value;

• protecting dividends;

• meeting our commitment to our purpose and our four stakeholder groups: customers, investors, employees and communities; and

• operating in a safe, reliable and environmentally responsible way.

Our governance guidelines set out our commitment to principles of good governance.

2020 updates to our governance guidelines

• Added more formality to board assessments, including individual performance evaluations and the engagement of a third-party independent advisor every three years

• Added specific diversity targets, and adopted them under the board diversity policy (see page 36).

Board independence	✓ an independent chair of the board
✓ audit committee, human resources, health and compensation committee and governance, nominating and corporate social responsibility committee are 100% independent
✓ majority of the board must be independent
✓ regular in camera meetings held without management and without non—independent directors

Board diversity	✓ commitment to diversity by gender, age, skills and geographic location
✓ commitment to diversity of tenure through reasonable board turnover and renewal

✓  specific targets for gender diversity on the board, and additional targets for representation of women, Indigenous peoples, persons with disabilities, and members of racial, ethnic and/or visible minorities

Board effectiveness	✓ formal process for nominating directors and succession planning
✓ ongoing director orientation and director education program
✓ clearly established and distinct roles of board members and senior management
✓ commitment to maintaining dialogue between management and directors
✓ ability of the board and board committees to seek independent advice as appropriate
✓ formal board assessment and peer review process, including engaging a third—party independent advisor at least every three years

Integrity and ethical conduct	✓ commitment to ensuring the integrity of internal controls and public disclosure
✓ monitoring of overboarding, board interlocks, and other potential conflicts of interest
✓ established equity ownership requirements for directors
✓ formal policy on majority voting

Organizational effectiveness	✓ requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation ● 2021 Management Information Circular	25

The board’s mandate

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies,

You can find a copy of the board’s charter on our website (www.pembina.com).
standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board’s charter sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions, risk management decisions, and strategies that could affect our shareholders are reviewed by the board.

The board’s charter includes:

●	ensuring an ethical culture;

●	strategic planning;

●	enterprise risk management, including insurable risks;

●	financial management and reporting;

●	succession planning and diversity; and

●	officer compensation.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 43 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a reliable and responsible energy transportation and midstream service provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation. In early 2021, we implemented a human rights policy under our code of ethics (the code) to explicitly confirm our commitment to operating our business in a way that respects the human, cultural and legal rights of all individuals and communities, regardless of geographical location.

Our commitment to respecting human rights extends to all contractors and subcontractors working at our sites and includes the following, among other things:

•	eliminating unlawful discrimination and harassment in the workplace;

•

recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;

•	respecting the importance of the environment in the communities in which we operate;

•	respecting personnel’s rights related to freedom of association and collective bargaining;

•	recognizing the right to water as a fundamental human right; and

•

addressing risks of modern slavery, forced labour and child labour (as applicable, recognizing that the risk of these human rights violations is low because of the primary geography of Pembina’s operations).

Our commitment to respecting human rights is informed by the principles of the Universal Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work and the Organization for Economic Development Guidelines for Multinational Enterprises.

All executives and employees must acknowledge every year that they have read and understand our code, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

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Code of ethics

All directors, executives and employees of Pembina are governed by the code, which sets out principles for ethical conduct in the following areas:

• conflicts of interest;	• disclosure and insider trading;

• business relationships and fair dealing;	• stakeholder and public relations;

• compliance with the law;	• privacy and confidentiality;

• human rights;	• protecting our assets and records;

• government relations;	• entertainment, gifts and other payments;

• health, safety and environmental matters;	• workplace environment and relationships; and

• integrity of financial information;	• reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by applicable laws and regulations. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code). The code was last updated and approved by the board in February 2021.

Conflicts of interests and related party transactions

The directors and officers of Pembina may be directors or officers of entities that we are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. This may give rise to a conflict of interest in the administration of their duties for Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts in accordance with the code and other corporate governance policies and in accordance with the Business Corporations Act (Alberta).

The audit committee has oversight of related party transactions. Under our code, a director who has a material interest in a transaction or agreement involving Pembina must disclose the interest to the CEO and the Chair of the audit committee immediately and does not participate in any discussions or votes on the matter. All directors and corporate officers also complete an annual questionnaire disclosing any related party transactions. The oversight process is managed by the financial services team in cooperation with the governance team, who maintain a list of all affiliations and run a process quarterly to ensure they are reported and disclosed as required. See Note 30 in our audited consolidated financial statements for the year ended December 31, 2020 for further discussion on related party transactions.

Related party in this context means: (a) individuals who are considered key management personnel, including certain key officers and the directors of Pembina, and close members of the individual’s family; (b) any entities that the above individuals control, jointly control, have significant influence over, or serve as key management personnel or directors; (c) joint ventures held by Pembina; and (d) pension plans that benefit employees. A related party transaction is a transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether a price is charged.

Whistleblower policy

Pembina has built its reputation over 65 years because of our strong record of safe, reliable and environmentally responsible operations. Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the chair of the audit committee, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

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Shareholder engagement

We engage with our shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual report, management information circular, annual information form, quarterly reports, news releases, sustainability report, website,

2020 highlights • Held our first-ever virtual annual meeting of shareholders • Participated in 27 investor conferences and management road shows, 20 of which were held virtually.
corporate presentation, earnings calls, annual investor day and at industry conferences and other meetings. We host earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual meeting is webcast live (this year’s meeting is virtual-only), and all shareholders and duly appointed proxyholders have an equal opportunity to participate. Guests will have an opportunity to ask questions during the live question and answer session following the meeting.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours. We endeavor to host an investor day every year during which our management team provides in-depth information about our strategy, operations, growth projects and financing plans. In order to comply with social distancing and travel restrictions as a result of the COVID-19 pandemic, we did not host an investor day in 2020 but look forward to continuing this tradition in the future.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

Our directors are also available to meet directly with shareholders, as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders’ meeting and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Shareholders can also contact our investor relations department any time, by letter, email or phone.

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

The board holds two dedicated strategy sessions every year. At these

2020 highlights

Key areas of focus this year were our management of the COVID-19 pandemic and its impact on our employees, customers and investors, our ESG strategy, business diversification and the energy transition. You can read more about the pandemic and our response on page 2.

sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other

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trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

The board assesses the potential impact of significant projects against Pembina’s financial guardrails:

•	generate 80% of adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) (see About non-GAAP measures on page 100) from fee-for-service business;
•	maintain a strong “BBB” credit rating;

•	maintain a strong customer base of 75% or greater of investment grade or secured counterparties; and

•	target dividend payout of <100% of fee-for-service cash flow.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

• an enterprise risk management (ERM) process, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

• a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

• specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

2020 highlights

Our 2020 ERM process identified seven risks that may require new action. Among the risks under new action required were Pembina’s ESG strategy and business optimization and productivity, both of which are included in the executive compensation program for 2020 and 2021 (see page 56).

Risk management policies

Pembina maintains the following policies:

• ERM policy

• Market risk mitigation policy

• Counterparty risk management policy

• Acceptable use of information assets policy

• Information management policy

• Security management policy

To facilitate our risk review, we have an enterprise risk committee made up of members of management. The committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. The committee requests each division’s leadership team to identify the top risks for their businesses. The committee conducts roundtable discussions and divides Pembina’s top risks into three categories:

• New action required: risks where mitigation will require a new approach or strategy;

• Mitigated with ongoing diligence: risks where there is mitigation in place, but may require some further adaptation or adjustments; and

• Black swan: risks that are remote, and no current mitigation is in place or contemplated.

A senior officer is assigned to every risk that requires new action or that has a mitigation strategy but may need adaptation or adjustment.

Management reports periodically to the board of directors about the risks that have been identified and, at least once a year, presents to the board of directors a summary of the enterprise risk committee’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the

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company. You can find a complete listing and explanation of our risk factors under the heading Risk factors in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our 2020 ERM process identified 7 risks, listed to the right, that may require new action. For these top risks the enterprise risk committee identified potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches.

Risk exposure prompting action

• Project execution and capital cost efficiency

• Business optimization and productivity

• Western Canadian Sedimentary Basin growth/energy transition

• ESG strategy

• Access to capital and insurance capacity

• Lack of diversification (demand pull customers/business)

• Process safety implementation

Environmental, social and governance oversight

The board oversees sustainability at Pembina and recognizes the importance of ESG factors to Pembina’s long-term success.

Corporate social responsibility, Pembina’s overall sustainability and our sustainability report are the responsibility of the governance, nominating and corporate social responsibility committee. The safety and environment committee oversees environmental risks and policies. A new ESG steering committee, introduced in late 2020 and made up of members of management, meets regularly to review ESG-related risks and opportunities, updates our ESG strategy quarterly, and reports quarterly to the governance, nominating and corporate social responsibility committee

Pembina’s purpose includes a commitment to having a net positive impact on our stakeholders, and this is reflected in our policies and approach to health, safety and asset integrity, environmental stewardship, social well-being, Indigenous relations, our investment in communities, our direct engagement with the communities where we operate and our commitment to respecting human rights in our business and operations and our supply chain.

Taking action on our ESG strategy

ESG strategy was identified in the 2020 ERM

process as a risk requiring us to take new action.

The board continued to expand its focus on and oversight of sustainability matters, recognizing that our ability to address them impacts our commitment to create long-term value. In 2020, the board and management:

• approved the appointment of a new vice president responsible for sustainability;

• introduced an ESG management steering committee that prepares a quarterly ESG strategy document to identify both risks and opportunities; and

• improved the link between executive compensation and ESG metrics aligned with our four groups of stakeholders – customers, investors, employees and communities – for 2021 executive incentive plan design and compensation decisions (see page 56).

We also understand that we are exposed to legal and reputational risk if we fail to adapt to changing regulatory regimes, and political and social initiatives in this regard. We are aware of the increasing need for transparency in ESG reporting.

You can read about our activities in our 2020 sustainability report (available at www.pembina.com/sustainability/. This year, we enhanced our disclosure by adding additional metrics, and a listing of ESG related risk factors.

Reporting on environmental risks

Pembina’s 2020 sustainability report includes a listing of our top identified climate related risks and other ESG risks. The report is available on our website at www.pembina.com/sustainability/.

The risk factors listed in our 2020 AIF also include specific reference to the impact we currently think climate change could have on our company.

Our Carbon Stand

Pembina is committed to reducing the greenhouse gas (GHG) emission intensity in each of our businesses. We expect our Carbon Stand, introduced in 2019, to have the following outcomes:

• employees who are proud of working for Pembina because of our commitment to the environment;

• communities that recognize our commitment to GHG reductions, resulting in our investment being welcomed;

• demonstrate our commitment to GHG emissions reduction, aligning with leading customers’ strategies and actions; and

• maintain and expand our investor base, by demonstrating our commitment to GHG reduction.

Turn to page 33 for information about our Inclusion & Diversity Stand.

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Financial management and reporting

The board is responsible for:

•	approving our financial statements, accompanying MD&A and earnings press releases;
•	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
•	approving our annual operating and capital budgets and financing plans and strategies; and
•	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a robust system for tracking internal controls over financial reporting, compliance with the Sarbanes-Oxley Act, internal audit, fraud and auditing matters and responding to complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 44 and our whistleblower policy on page 27.

Cyber security

We have a robust program for identifying and mitigating information and security risks, enhancing the skills of our people, our processes and technology aspects of our operations.

Three components form the core of our approach to cyber security and are an integral part of our operating management system:

•

security management system – integrated into the decision, design and implementation of technologies and Software as a Service (Saas) within Pembina and performs risk assessments on technology designs and cloud/SaaS security assessments. Reviewed annually by a third party and findings are documented and tracked

•	cyber vulnerability management program – continuously monitors the internal environment for vulnerabilities
•	security operation center – operates 24/7/365 to monitor the internal and external landscape, and triggers use cases and workflows if an anomaly is detected.

Employees take our information security training and compliance program at least annually. Cyber security is part of our enterprise risk management and reports quarterly to the enterprise security steering committee which is made up of several members of senior management. Management updates the audit committee and the safety and environment committee on cyber security quarterly.

Our cyber security programs align with the National Institute of Standards and Technologies Cyber Security Framework (NIST CSF), a world recognized framework for managing cyber security, and we engage a third party to perform a NIST CSF maturity assessment to identify potential areas for improvement.

We have information security risk insurance and have not experienced an information security breach in the last three years.

Compensation

Director compensation

The board is responsible for:

•	approving director compensation;

•

making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;

•	working with the human resources, health and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and

•	working with independent external advisors that review director compensation and provide objective advice.

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Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources, health and compensation committee and independent advisors retained by the committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 51, and the role and responsibilities of the human resources, health and compensation committee on page 48.

The human resources, health and compensation committee reviews and recommends compensation for directors, the CEO and senior vice presidents. You will find a full list of that committee’s activities in 2020 starting on page 48.

Key changes this year included enhancing the importance of Pembina’s stakeholder groups, our ESG strategy and business optimization and productivity in our executive compensation program for 2020 and 2021 (see page 56).

Executive succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO, the senior vice president and Chief Financial Officer (CFO) and the other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and the senior vice presidents, and for approving the management succession process for other executives. It reviews succession plans for the CEO, the senior vice presidents and other executives, taking into consideration recommendations by the human resources, health and compensation committee. There is also a development plan process in place for employees who are potential successors to senior vice presidents and other executives. Assessment of readiness includes a thorough review of each individual’s leadership competencies, technical skill and commercial acumen.

The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. The CEO meets with the human resources, health and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and review development plans for possible successors. Emergency successors for business continuity have also been identified for each executive position and are reviewed every year.

Leadership development

Pembina is developing a community of extraordinary leaders to realize the company’s vision, and our Leadership Competency Framework is an essential part of this process, including succession planning. The framework has three graduated components: leading self, leading others and leading the business, and focuses on Pembina’s 10 core competencies. The program brings employees across the company together to build relationships and share ideas, complementing on-the-job experience with formal and informal learning opportunities.

Pembina’s 10 core competencies

• Demonstrates Accountability & Commitment

• Acts Courageously

• Exhibits Self-awareness

• Communicates Effectively

• Works Collaboratively

• Empowers & Develops Others

• Thinks & Acts Strategically

• Leads Positive Change

• Drives Results

• Applies Business Acumen

Diversity

The executive team and the board are mindful of the importance of management diversity, and consider diversity of all types, among other factors, in management succession planning. We comply with the requirements of the Employment Equity Act (Canada) for women, Indigenous peoples, persons with disabilities, and members of visible minorities in management and submit a report annually to the federal government.

Our Inclusion & Diversity Stand reflects our commitment to diversity, equal opportunity and ensuring that our employees can thrive in an inclusive environment.

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Inclusion & Diversity Stand

We are committed to diversity, equal opportunity and ensuring that our employees have the ability to thrive in an inclusive environment. Our Inclusion & Diversity Stand, introduced in 2019, is expected to result in the following intended outcomes:

• Attracted, retained and developed a diverse workforce that is creative and innovative

• A work environment where employees feel valued and respected

• Cultivated a workforce that is representative of the communities where we live and work

• Developed a culturally aware workforce that succeeds in global markets

• Aligned our values with our customers by recognizing the importance of a diverse and inclusive work environment

• Demonstrated that we are investing in a diverse and inclusive workforce to strengthen our business and improve profitability

• Attracted and retained investors who are committed to ESG initiatives

Our approach to inclusion and diversity has three phases.

Phase 1 - Research and awareness Complete	Phase 2 - Creation of Stand and outcomes – Complete	Phase 3 - Strategy and measurement – In progress

• Best practice and industry research

• Internal stakeholder consultation sessions

• Executive awareness training

• Current state data analysis, including an employment equity narrative that assesses Pembina’s diversity by gender, Aboriginal peoples, persons with disabilities and visible minorities.

• Creation of a committee of officers and other executives to develop Pembina’s Inclusion & Diversity Stand and outcomes to drive commitment to the initiative.

• Development of a multi-year strategy

• Identification of key focus areas and initiatives

• Identification of key metrics for measurement

• Training for the recruitment team and other members of Human Resources.

Phases 1 and 2 are complete, and our employment equity narrative is available to all employees on the company’s intranet.

We continue to make progress on Phase 3. In 2019, we conducted an all-employee online inclusion survey and received responses from all demographic groups, with a good distribution among employees in the field and our offices. We also saw responses across genders. The survey aimed to identify any systemic or attitudinal barriers to inclusion our organization may face. We also conducted focus groups to gain further understanding of the survey data and to hear from employees directly.

Representation of women

Women currently represent approximately 25.4% of our workforce, which is higher than the Alberta mining and oil and gas extraction industry median for all employees of 21.5% in 2017, the last time this data was published, and the most closely comparable industry group. We currently have six female executives (22.2% of our executive team). While we do not have a formal target for women in executive positions, we are confident that, by continuing to identify female candidates for higher level executive positions, and with the growing number of women in management, our succession planning will lead to more women moving into executive positions.

We established the following three pilot employee resource groups, each of which was sponsored by senior executives and monitored for effectiveness in 2020:

•	Women’s Mentorship Circle: focuses on women’s leadership and is modelled from a mentorship program;

•	Women in Commercial: focuses on creating opportunities to share knowledge and experience related to barriers to women’s success in commercial roles; and

•	Women in Finance: aimed at providing women in finance the support and knowledge to confidently pursue their career goals without barriers.

In 2021, we will continue to build on the success of these resource groups and consider how we can further develop representation among women across our businesses.

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Training and awareness

In 2020, we focused on increasing training and awareness to all employees across the organization. As part of our commitment to inclusion and diversity, all employees were required to complete two e-modules, in partnership with the Canadian Centre for Diversity and Inclusion, in which we are an employer partner. The first focused on inclusion and diversity fundamentals which provided a shared understanding of what we talk about when we refer to inclusion and diversity, and why inclusion and diversity are keys to the success of organizations as well as individuals. The second focused on unconscious bias, which explored the sources and mechanics of bias, its impact and cyclicality. We also launched a central self-serve hub which provides employees with additional training offerings, tools and resources to continue their learning journey.

In 2021, we will continue to work on and finalize our five-year strategy and will include the executives and inclusion and diversity advisory group to assist and provide feedback. We have also hired Pembina’s first Senior Advisor, Inclusion and Diversity, to ensure we have the subject matter expertise and commitment to move this work forward. We will continue to roll out additional employee resource groups and provide training to leaders. In addition, all employees will be accountable for including an inclusion and diversity pledge in their individual goal plan for 2021.

Employee engagement

We believe an engaged workforce increases company productivity, improves results and ultimately adds value to our shareholders. We began tracking employee engagement scores in 2013 and are updating those results every two or three years.

In 2018, we conducted a full engagement survey, and achieved a score of 66%, with a 98% response rate. Our response rate far exceeded AON’s global average response rate of 80% and our 66% score was consistent with other

2020 highlights

In 2020, Pembina was again recognized as one of ‘Alberta’s top 75 employers’ by Mediacorp Canada and recognized as one of ‘Canada’s top 100 employers’ by the Globe and Mail.

We improved our employee engagement score in 2020 and we have set 2021 targets to continue to improve.

TSX 60 companies in the survey at the time.

In 2020, we conducted an Employee Engagement Pulse Survey, using MacLean and Co. Our overall engagement score was 86%. We had a response rate of 88% and showcased improvements in key categories of focus since the 2018 survey.

We are committed to continuing to listen to employee feedback and create the actions and focus areas required to continue to make Pembina a great place

Human resources Pembina maintains the following policies: ● Respectful workplace policy ● Alcohol and drug policy ● Privacy policy to work. Because we aspire to a higher engagement level, our CEO and senior vice presidents have included specific goals for 2021 to address some of the concerns voiced by our employees. In 2021, we will continue work to sustain and improve upon our engagement with a goal of maintaining a 70% engagement score on a full engagement survey that we will conduct later in the year.

Employee health and wellness

For employees to be engaged, it is important that we take care of their health and wellness, particularly during the COVID-19 pandemic. We ensured we had a pandemic plan, instituted protocols to prevent the spread of the virus in our field operations, updated operating safety standards, decamped our Calgary and field offices to work from home, adapted standards to changing labour regulations and government restrictions and created an extended work from home standard specific to the pandemic. By the summer of 2020, we created a working group to prepare for the eventual safe return to the office. In recognition of the strain that the pandemic has placed on our employees, regular communication was and continues to be considered paramount. We also conducted a complete review of mental health support, additional resources were added, and all mental health offerings were communicated to employees.

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About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

• National Policy 58-201 – Corporate Governance Guidelines;

• National Instrument 52-110 – Audit Committees;

• U.S. Securities and Exchange Commission rules and regulations;

• Sarbanes-Oxley Act; and

• TSX and NYSE rules.

Independent board

Ten of the eleven nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina’s President and CEO.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

We require all directors who sit on the audit, human resources, health and compensation, and governance, nominating and corporate social responsibility committee, to be independent directors.

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without non-independent directors (if there are any) and management present.

In 2020, our independent directors met separately at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. The board, in conjunction with the governance, nominating and corporate social responsibility committee, selects the chair of each board committee.

The board’s intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The current board chair is independent. The roles of chair of the board and CEO have been separate since we went public in 1997.

The board has written position descriptions for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, and board and individual director effectiveness.

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Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time as the company and the industry evolve. The goal is a board that is effective, experienced and well- balanced.

The board considers new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the specific targets set out in Diversity targets (below). The board also considers diversity of age, geography skills, knowledge and experience in its selection process.

The governance, nominating and corporate social responsibility committee looks to several sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders.

The governance, nominating and corporate social responsibility committee and the board look for directors who are inquisitive and objective, have practical wisdom and mature judgment. Potential candidates are identified based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The committee and the board also consider the board’s skills matrix, to make sure board composition and diversity remain balanced. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between new directors and existing directors. It also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing the nominated directors to shareholders.

We are excited this year to recommend Cynthia Carroll for election to the board. The board appointed Ms. Carroll to the board of directors on May 8, 2020. The governance, nominating and corporate social responsibility committee worked with two independent search firms to develop a list of candidates who met the diversity and experience needs of the board. Potential candidates were interviewed extensively by the search firm, members of the governance, nominating and social responsibility committee, and other members of the board. Ms. Carroll has the necessary mix of skills, experience and qualifications to be an effective member of the board and brings a wealth of relevant senior executive leadership experience and knowledge of global operations.

Board diversity

The board recognizes the importance of director diversity and has a written policy that serves as a framework for promoting diversity of all kinds. In 2020, the board amended its board diversity policy to add specific targets for gender representation on the board, and additional targets for representation of other minority groups.

We currently have four women on our board, and have improved the board’s geographic, educational, experience, and age diversity over time.

In line with the objectives of the board diversity policy, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our diversity policy is at building board diversity, considering the skills required on the board at that time.

Diversity targets

The board has adopted diversity targets as part of its board diversity policy. It will consider new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the following diversity targets:

• female and male genders representing at least 30% of the independent directors on the board; and

• the board aspires to have at least 40% of independent directors represented by women, Indigenous peoples, persons with disabilities, or members of racial, ethnic and/or visible minorities.

36% of the nominated directors are women

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The governance, nominating and corporate social responsibility committee and board are specifically committed to identifying candidates who will advance the board’s diversity targets. While we do not have specific timelines for reaching our targets, we are confident that diversity is being addressed on an ongoing basis by the governance, nominating and corporate social responsibility committee and the board. We have successfully added three women directors to the board since the implementation of our board diversity policy.

Age and tenure

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

We do not have a formal policy imposing term limits. Our priority is to assemble a board that has the right mix of skills and experience to provide strong stewardship.

63 average age of our directors 5.9 years average tenure of our independent directors

While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general.

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Seven of our directors are located in Canada, and four are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against what it needs for proper oversight,

effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and updates it regularly. In 2021, the governance, nominating and corporate social responsibility committee and the board revised its skills matrix in order to better illustrate our directors’ self-assessments of skill and experience levels, and added new skills that will be important to the company as it evolves.

The tables on the next page show the mix of experience and knowledge of our nominated directors. We include each director’s self-assessment of their previous experience and functional expertise, which they rank at one of three levels based on criteria specific to each category.

Pembina Pipeline Corporation ● 2021 Management Information Circular	37

The following table shows the mix of experience and knowledge of our nominated directors:

Previous experience

Other public company board experience[1]	🌑	🌑	🌑	🌑	🌑	🌑	🌑			O	🌑

Public company senior leadership experience[2]	🌑	🌑	🌑	🌑	🌑	O	🌑				🌑

Industry experience – Oil & Gas[3]	🌑	🌑	🌑	🌑	🌑		🌑		O	🌑	🌑

Sector experience – Midstream	🌑	🌑		🌑	🌑	🌑	O	O	O

Sector experience - Petrochemical/LNG	O	🌑		O	🌑		O	O	O	🌑	O

Areas of functional expertise[4]

Operational excellence	O	🌑	🌑			O	O	O	🌑	🌑

Financial/Accounting management[5]	🌑			🌑	🌑	🌑	🌑	🌑

Capital allocation	🌑	🌑	🌑	🌑	🌑	🌑	🌑		🌑		🌑

Engineering/Technology/Research/Academia		🌑			O	O	O	🌑	O	🌑	O

Safety, health and environmental		🌑	🌑			O		O	🌑	🌑	🌑

Social and corporate governance			🌑				🌑		🌑		🌑

Human resources and compensation	🌑		🌑	🌑	🌑	O	🌑	🌑		O	🌑

Capital markets	🌑	O			🌑	🌑	🌑	🌑

Global business activity	O		🌑	O	🌑	O	🌑	O		🌑

Enterprise risk management		🌑		🌑			🌑		🌑

Technology/Data management	O			O		O	O	O	O		O

Legal and regulatory	O								🌑		🌑

Government relations	O	O	🌑		🌑		🌑			🌑	🌑

Other relevant expertise[6]	-	🌑	🌑	🌑	🌑	🌑	🌑	🌑	🌑	🌑	-

[1]	🌑= two or more other boards = one other board O= no other boards
[2]	🌑= CEO/President = other C-suite level experience O= other public executive or private leadership
[3]	🌑= material work experience = familiarity or limited prior work experience O= work experience or significant knowledge
[4]	🌑= material work experience = work experience or significant knowledge O= familiarity or limited prior work experience
[5]	🌑= eligible to be Audit Committee financial expert = familiarity or limited prior work experience O = material education/work experience

[6]

Ms. Ainsworth’s other relevant experience includes industrial relations and labor negotiations. Ms. Carroll’s other relevant experience includes industrial relations and labor negotiations, and service on several private company boards. Ms. Howe’s other relevant experience includes several private company boards. Mr. LeGresley’s other relevant experience includes service on a clean-tech board. Mr. Rubin’s other relevant experience includes private equity and venture capital, as well as several private company boards. Mr. Dilger’s, Mr. Gwin’s, Mr. Kerr’s and Ms. O’Donoghue’s other relevant experience includes mergers & acquisitions experience.

Pembina Pipeline Corporation ● 2021 Management Information Circular	38

Attendance and active participation

We have a very committed group of directors and are proud to report that in 2020, our board had perfect attendance, as our directors attended all board and committee meetings. Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the

100% meeting attendance in 2020

governance, nominating and corporate social responsibility committee and managed by the chair of the board.

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on one or two committees.

The table below includes details of director meeting attendance in 2020.

			Committee meetings
				Governance, nominating and corporate social	Human resources, health and	Safety and	Total committee
	Board meetings		Audit	responsibility	compensation	environment	meetings
R. Findlay[1]	10 of 10 (chair)	100%		5 of 5			5 of 5	100%

A. Ainsworth	10 of 10	100%			4 of 4	4 of 4 (chair)	8 of 8	100%

C. Carroll[2]	5 of 5	100%			3 of 3	1 of 1	4 of 4	100%

M. Dilger[3]	10 of 10	100%					N/A	N/A

R. Gwin[4]	5 of 5	100%		3 of 3	3 of 3		6 of 6	100%

M. Howe[5]	10 of 10	100%	4 of 4	5 of 5 (chair)			9 of 9	100%

G. Kerr[6]	10 of 10	100%	4 of 4 (chair)	3 of 3	1 of 1		8 of 8	100%

D. LeGresley[7]	10 of 10	100%	2 of 2	3 of 3	4 of 4 (chair)		9 of 9	100%

R. Michaleski[8]	5 of 5	100%		2 of 2		3 of 3	5 of 5	100%

L. O’Donoghue[9]	10 of 10	100%	2 of 2	2 of 2	1 of 1	1 of 1	7 of 7	100%

B. Rubin	10 of 10	100%	4 of 4			4 of 4	8 of 8	100%

J. Smith[10,5]	5 of 5	100%		2 of 2 (chair)		3 of 3	5 of 5	100%

H. Sykes[11]	10 of 10	100%	4 of 4		4 of 4 (chair)		8 of 8	100%
[1]	Mr. Findlay typically attends all committee meetings in his capacity as chair of the board.
[2]

Ms. Carroll was appointed to the board of directors, the human resources, health and compensation committee and the safety and environment committee on May 8, 2020 and attended all board and committee meetings after her appointment.

[3]	Mr. Dilger attended all board meetings in 2020 as a director and CEO and all committee meetings in 2020 in his capacity as CEO.
[4]

Mr. Gwin was elected to the board of directors, the human resources, health and compensation committee and the safety and environment committee on May 8, 2020 and attended all board and committee meetings after his appointment.

[5]	Ms. Howe was appointed chair of the governance, nominating and corporate social responsibility committee on May 8, 2020, replacing Mr. Smith as chair on his retirement.
[6]

Mr. Kerr stepped down from the human resources, health and compensation committee and was appointed to the governance, nominating and corporate social responsibility committee on May 8, 2020 and attended all meetings after his appointment.

[7]

Mr. LeGresley stepped down from the audit committee and was appointed to the governance, nominating and corporate social responsibility committee on May 8, 2020, and attended all meetings after his appointment.

[8]	Mr. Michaleski did not stand for re-election at the 2020 annual meeting and retired from the board after the meeting.
[9]

Ms. O’Donoghue stepped down from the human resources, health and compensation committee and the governance, nominating and corporate social responsibility committee and was appointed to the audit committee and safety and environment committee on May 8, 2020 and attended all meetings after her appointment.

[10]	Mr. Smith did not stand for re-election at the 2020 annual meeting and retired from the board after the meeting.
[11]	Mr. Sykes was appointed chair of the human resources, health and compensation committee on May 8, 2020, replacing Mr. LeGresley as chair.

Pembina Pipeline Corporation ● 2021 Management Information Circular	39

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

• corporate governance guidelines;

• board mandate;

• committee charters;

• terms of reference for directors;

• written position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;

• key corporate policies;

• recent disclosure and investor materials;

• strategic plan; and

• other relevant corporate and board information.

2021 priorities

The board has set the following priorities for continuing education in 2021:

Business/industry

• global commodity and financial markets;

• liquified natural gas (LNG); and

• alternative energy

Risk

• enterprise risk oversight;

• cyber security; and

• facility security

Governance

• ESG and sustainability reporting;

• shareholder activism and board shareholder engagement;

• board diversity; and

• director liability

New directors attend orientation sessions and one on one meetings with key officers to familiarize themselves with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses. We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These are presented at scheduled board and committee meetings, and include:

•

Annual briefings, which typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Annual briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

•	Regular briefings on corporate governance developments and emerging best practices; and
•	Presentations from time to time by external consultants about general industry trends, other issues or other topics of interest.

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors, which the governance, nominating and corporate social responsibility committee reviews when building each year’s director education plan. The table below shows the education sessions our directors attended in 2020.

Category	Event	Date	Presenter	Attendees
Financial	Audit Education Session – Financial reporting	February 26	Ernst & Young	M.H. Dilger
	valuations: business combinations			M.E. Howe
G.J. Kerr
D.M.B. LeGresley
B.D. Rubin
H.W. Sykes
	The Economic Impact of COVID-19	April 17	KPMG	G.J. Kerr
	Audit Education Session – Non-GAAP measures	November 4	KPMG	M.E. Howe
	legislation			G.J. Kerr
L.A. O’Donoghue
B.D. Rubin
H.W. Sykes

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Category	Event	Date	Presenter	Attendees
	Audit Education Session – Hedging Accounting	November 27	Pembina Accounting	R.J. Findlay
			Department	M.E. Howe
G.J. Kerr
L.A. O’Donoghue
B.D. Rubin
H.W. Sykes
Global markets	Board Resolutions Series Luncheon (Energy Turmoil Part 1)	April 1	Tudor, Pickering, Holt & Co. Securities	R.J. Findlay
	Directors’ Summit	April 21	Scotiabank	R.J. Findlay
Industry knowledge	Top Risks 2020	January 24	Eurasia Group	All directors
	Education Session: Human Resources, Health and Compensation Committee Overview	July 23	Pembina Human Resources Department	A.M.N. Ainsworth C. Carroll
R.G. Gwin
D.M.B. LeGresley
H.W. Sykes
	Audit Education Session: Insurance update	August 5	Pembina Risk and Insurance	M.E. Howe
			Departments	G.J. Kerr
L.A. O’Donoghue
B.D. Rubin
H.W. Sykes
	Energy transition: Blueprint for leadership success	December 8	Russell Reynolds	R.J. Findlay
Technology	Artificial intelligence; risks, opportunities and governance	February 13	Ernst & Young	D.M.B. LeGresley
ESG	Board Culture Profile: Strengths and	February 25	Heidrick & Struggles	All directors
Opportunities for Achieving High Performance
	National Unity as a Competitive Advantage; Canadian Boardrooms Balancing Energy, the Economy and the Environment; The Evolution of Fiduciary Duty and Governing the Future of Work	May 28	Institute of Corporate Directors	G.J. Kerr
	Culture in Transformative Times; BDC’s Economic Outlook; Data & Privacy in a Transparent World; Leadership Stories: Navigating Unprecedented Change; and various other topics	September 17 & 18	Chartered Professional Accountants of Canada	G.J. Kerr
	How Company Boards Move Forward	September 22	Institute of Corporate Directors – Calgary Chapter/McKinsey	G.J. Kerr
	Board Oversight Versus Board Directive	October 24	Haskayne School of Business	G.J. Kerr
	Climate-associated risks and opportunities: An overview of emerging issues	November 10	Institute of Corporate Directors	M.E. Howe G.J. Kerr
	Climate change reporting for success: What directors need to know	November 17	Institute of Corporate Directors	M.E. Howe G.J. Kerr
	The Canadian board’s role in climate strategy creation and implementation	November 24	Institute of Corporate Directors	M.E. Howe G.J. Kerr
	The board’s role in enabling innovation and technology as tools for climate change competitiveness	December 1	Institute of Corporate Directors	M.E. Howe G.J. Kerr
	Thriving in Turbulent Times: What Business Leaders Need to Compete in a New World	December 7	Haskayne School of Business	G.J. Kerr

Pembina Pipeline Corporation ● 2021 Management Information Circular	41

Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than three other public company boards.

The governance, nominating and corporate social responsibility committee has reviewed the boards our directors currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

Our governance guidelines limit the number of public company boards our directors can serve on. Mr. Dilger, who is a director and our CEO, and other directors who hold executive offices with public companies, can serve on one public company board in addition to Pembina’s. All other directors can serve on up to four public company boards in total (including Pembina’s). Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the appointment would compromise the director’s availability or capacity, or result in an actual or perceived conflict of interest.

The board regularly reviews the other directorships of its directors. If two or more directors serve together on another public company board, the board, together with the governance, nominating and corporate social responsibility committee, will review the situation and decide whether a director should continue to serve on our board. Two of our directors, Ms. Howe and Ms. O’Donoghue, sit on the board of another public company, Methanex Corporation. The board has determined that the ability of these directors to act independently is not affected by serving together on the Methanex Corporation board.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, based on the expectations set out in the board and committee charters, and to encourage continuous improvement.

We complete an assessment of the board once a year and, in 2020, updated our governance guidelines to make this a formal requirement. We also amended the guidelines to require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years. An external advisor was engaged in 2020 to help facilitate the board effectiveness evaluation and peer reviews.

Annual process

The chair of the board leads the assessment, with input from all directors. Each director completes a formal questionnaire every one or two years, which is divided into four categories: board responsibility, board operations, board effectiveness and committee matters. Each director also evaluates the effectiveness and performance of the board chair and fellow directors.

The chair meets with each director individually, in person or by telephone, to discuss the results of the questionnaires and conduct an individual assessment. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in camera, if appropriate.

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In-depth review

To ensure that the board, its committees and individual directors are equipped to evolve with the business given its transformative changes in recent years, the board retained an independent outside consultant in 2020 to conduct an evaluation of the board and management. The governance, nominating and corporate social responsibility committee considered this evaluation as part of its discussions on board, committee and director effectiveness in

2020.

The governance, nominating and corporate social responsibility committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness. In 2020, the board’s external advisors conducted one-on-one interviews with each director and sought feedback on: board effectiveness and culture; Pembina’s response to the COVID-19 pandemic and the resulting volatility in global energy prices; current and upcoming challenges; future strategy and talent needs; and board chair succession.

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;

•	Governance, nominating and corporate social responsibility;

•	Human resources, health and compensation; and

•	Safety and environment.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the directors that serve on the board committees must be independent, except for our safety and environment committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and adjusts committee membership as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 13.

Pembina Pipeline Corporation ● 2021 Management Information Circular	43

Audit committee

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;

•	the relationship, reports, qualifications, independence and performance of the external auditor;

•	the internal audit function;

•	financial risk management with respect to areas outlined in the audit committee charter;

•	compliance with legal and regulatory requirements;

•	management information technology related to financial reporting and financial controls; and

•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management, the internal auditors, and the external auditors together, as well as separately with the internal auditors and the external auditors without management present. The audit committee met four times in 2020. All meetings included the internal and external auditors and time without management present.

Members	Gordon Kerr (chair) Maureen Howe Leslie O’Donoghue	Bruce Rubin Henry Sykes
Gordo Kerr and Maureen Howe are financial experts and all of the members are financially literate under U.S. and Canadian securities laws.
Independence

100%

Each of the five directors met the independence criteria as of March 19, 2021, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

Qualifications

Committee members must:

• be an accountant or have financial experience or accreditation, or both

• be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

• reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

• reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

• overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

• overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

• approving the annual audit plan

• assessing performance and ensuring there are no unjustified restrictions or limitations

• meeting separately as appropriate, to discuss matters that should be discussed privately

• reviewing our internal controls over financial reporting under the Sarbanes-Oxley Act

• compliance

Pembina Pipeline Corporation ● 2021 Management Information Circular	44

• reviewing our disclosure controls and procedures with the CEO and CFO

• overseeing, investigating and reporting on whistleblower complaints

Financial risk management

• discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter

• developing or overseeing the development of these guidelines and policies

2020 Highlights

Committee charter and education

• reviewed and updated the audit committee charter

• attended professional development sessions on topics including valuations, insurance, non-GAAP measure legislation and hedge accounting

• assessed ongoing professional development requirements

Financial reporting and tax

• reviewed changes in accounting policies and significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements and non-GAAP measures

• reviewed annual and quarterly consolidated financial statements, MD&A, earnings press releases and other financial disclosures

• reviewed and approved various accounting and governance related board policies

• oversaw the impact assessment and adoption of new International Financial Reporting Standards (IFRS) accounting standards

• oversaw the valuation and integration process for the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin pipeline

External auditor oversight

• approved the 2020 external auditor audit engagements, audit plans and fees

• reviewed and approved a comprehensive review of the external auditor (2015-2019)

• reviewed and approved non-audit services to be provided by the external auditor

• reviewed the quarterly audit findings reports provided by the external auditors

Internal audit functional oversight

• reviewed and approved the internal audit charter

• reviewed and approved the whistleblower policy and procedures

• approved the annual internal audit plan and any changes made during the year

• reviewed executive summaries of internal audit reports issued

• monitored internal controls over financial reporting program progress

• held in camera discussions with VP, Internal Audit

• made recommendations relating to the annual remuneration of the VP, Internal Audit

Compliance, financial risk and other oversight

• reviewed the enterprise risk committee’s hedging recommendations

• approved the following reports and annual updates:

¡ update to market risk policy

¡ update to counterparty risk management policy

• monitored the status of our counterparty risk and market risk against established limits

• reviewed corporate insurance program and coverage

• monitored funding exposure and oversight of the pension plans

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation ● 2021 Management Information Circular	45

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met five times in 2020. All meetings included time without management present.

Members	Maureen Howe (chair) Randall Findlay Gordon Kerr	David LeGresley Robert Gwin

Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

• board size and composition

• director orientation, education and training

• monitoring potential conflicts of interest and other board appointments

• eligibility and selection criteria, including independence, financial literacy and diversity

• recommending director candidates for election to the board and appointment to chair of the board

• recommending candidates for the CEO position

• conducting and reviewing annual board, director and committee assessments

Compliance and disclosure

• corporate social responsibility/ESG oversight

• monitoring best governance practices and our compliance with governance related laws and regulations

• approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

• assisting the board in establishing appropriate risk oversight functions at the board and committee levels

• reviewing and approving the corporate social responsibility report

Pembina Pipeline Corporation ● 2021 Management Information Circular	46

2020 highlights

Director and chair succession

• regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process

• retained external advisors to facilitate the 2020 board effectiveness evaluation, peer reviews and board chair succession discussion

• reviewed and approved changes to committee membership for 2020

• led the director recruitment and selection process for replacing two retiring directors

• reviewed and dealt with outside board appointments

Corporate governance best practices

• reviewed and recommended:

¡ adoption of board diversity targets

¡ amendments to corporate policies and board and committee charters

¡ amendments to the corporate by-laws to move from a requirement for two signatories on certain documents to one signatory

¡ adoption of the 2020 director education plan

• reviewed the activities of the company’s disclosure committee

• assessed relationships between Pembina and each director and determined that 10 out of the 11 nominated directors are independent

• monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

• reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

• assessed director independence and reviewed director relationships, commitments and interlocks

• retained and oversaw external independent advisors to evaluate the board, its committees and the directors

Public disclosure

• reviewed and approved the information related to corporate governance in this circular, for recommendation to the board

• reviewed and oversaw the sustainability report

Pembina Pipeline Corporation ● 2021 Management Information Circular	47

Human resources, health and compensation committee

The human resources, health and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including our compensation programs.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to applicable laws and regulations, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for assistance in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 62 and our executives on page 65. You can find more information about compensation governance on page 58.

The human resources, health and compensation committee met four times in 2020. All meetings included time without management present.

Members	Henry Sykes (Chair) Anne-Marie Ainsworth Cynthia Carroll	Robert Gwin David LeGresley

Independence	100%

Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience • financial or legal expertise

Key responsibilities

Compensation philosophy and approach

• reviewing and recommending compensation philosophy

• reviewing and recommending executive compensation program and incentive plans

• reviewing and recommending director compensation, including retainers and attendance fees

Program oversight

• reviewing compensation design, corporate objectives and executive performance targets

• reviewing employment agreements and severance and change of control arrangements for the CEO and senior vice presidents

• assisting the board in establishing and overseeing officer succession plans

• overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

• overseeing the employee health and wellness program

Annual performance and compensation

• recommending individual elements of total compensation for the CEO and senior vice presidents

• reviewing and recommending the annual report on executive compensation and public disclosure

Pembina Pipeline Corporation ● 2021 Management Information Circular	48

• reviewing and recommending performance goals for the short-term and long-term incentive plans

Compensation risk oversight

• ensuring executive compensation is aligned with our short, medium and long-term goals

• monitoring legal and stock exchange compliance

2020 highlights

Program oversight

• reviewed short-term and long-term incentive plans in detail

• reviewed and approved external advisor engagement, services and work plan

• reviewed and recommended for approval:

¡ the compensation and performance peer groups

¡ director compensation for 2021

¡ the creation and appointment of vice president positions

¡ changes to the defined benefit pension plan

• reviewed status of the occupational health program

• reviewed progress on the advancement of our Inclusion & Diversity Stand

Succession planning

• reviewed the executive succession plan and the executive development plan process

Annual performance and compensation

• recommended for approval:

¡ 2020 performance goals for the short-term incentive plan

¡ 2020 CEO and senior vice president compensation

¡ 2020 CEO objectives

¡ 2020 restricted share unit (RSU)/performance share unit (PSU) awards along with PSU performance measures

¡ 2020 stock option award

• reviewed and recommended for approval 2019 corporate and business unit performance to determine 2019 short term incentive payouts (paid in 2020)

• reviewed and recommended for approval the 2017 PSU multiplier for long-term incentive payouts (paid in 2020)

• reviewed and recommended for approval the budget for salary increases

Public disclosure

• reviewed and recommended for approval the information related to compensation in this circular

Education

• received an overview of:

¡ compensation trends and executive compensation market analysis

¡ the company’s employment equity narrative report for 2019

¡ the company’s pension and benefit program

¡ the company’s health and wellness program

¡ the company’s inclusion and diversity program

¡ received human resources updates

• new members received an overview of:

¡ the employee population

¡ compensation philosophy and the various elements of total compensation

¡ share ownership guidelines

¡ benefits, savings plan and pension summaries

¡ human resources and organizational effectiveness service offerings

Pembina Pipeline Corporation ● 2021 Management Information Circular	49

Safety and environment committee

The safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, safety and system integrity policies and systems, especially as they relate to accountability and compliance and cyber security.

The safety and environment committee met four times in 2020. All meetings included time without management present.

Members	Anne-Marie Ainsworth (chair) Leslie O’Donoghue Cynthia Carroll Bruce Rubin
Independence	100%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

• overseeing the development, implementation and auditing of our safety and environmental management policies, programs, systems and practices

• reviewing our safety and environmental strategy

Risk management

• identifying safety and environmental risks and recommending appropriate programs to manage and reduce risk

• monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure

• reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

• reviewing and approving our annual internal sustainability report

2020 highlights

Safety and environment measures

• reviewed and approved the 2020 safety and environment performance measures to be used across all divisions, incorporating both leading and lagging indicators

• reviewed 2019 performance against targets and recommended for approval the safety and environment performance multiplier for the 2019 short-term incentive plan award to the human resources, health and compensation committee

• reviewed management’s 2020 environment work plan

Safety

• reviewed the results of management’s incident review panel related to all significant events

• monitored Pembina’s initial and ongoing response to the COVID-19 pandemic

• monitored emerging and material issues in safety, security and environment, including climate change, process safety, and security program requirements

• reviewed and monitored corporate and cyber security programs in 2020

• monitored 2020 pipeline integrity and geotechnical programs

• reviewed management’s 2020 work plans for asset integrity inspection and repairs

• monitored progress of the company’s implementation of the Operation Management System (OMS)

• monitored progress of Pembina’s process safety five-year vision plan designed to enhance process safety performance

Pembina Pipeline Corporation ● 2021 Management Information Circular	50

Compensation discussion and analysis

This section of our circular describes how we pay our directors and the named executives.

We have grouped it into four sections:

Executive summary page 52

Summarizes our performance and compensation decisions this year and changes we have made to our compensation plans.

Compensation governance page 58

Describes how we oversee compensation and manage risk.

It also tells you about our independent consultants.

Director compensation page 62

Describes our approach to compensating directors, our expectations for share ownership and what we paid our directors in 2020.

Executive compensation    page 65

A thorough discussion of what we pay the named executives at Pembina and why, along with a discussion of this year’s company performance and our 2020 compensation decisions.

Pembina Pipeline Corporation ● 2021 Management Information Circular	51

Executive summary

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for over 65 years.

We believe in staged, carefully managed growth that respects the interests and concerns of all our stakeholders while providing the energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable operations.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

2020 named executives

•  Michael Dilger, President and CEO

•  Scott Burrows, Senior Vice President and CFO

•  Paul Murphy , Senior Vice President and Corporate Services Officer

•  Stuart Taylor, Senior Vice President, Marketing and New Ventures & Corporate Development Officer

•  Harold Andersen, Senior Vice President, External Affairs & Chief Legal Officer

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests. This year’s incentive awards were based on our performance against targets that were set at the beginning of 2020, before the COVID-19 pandemic began. We did not adjust these targets during the year or make any adjustments to calculated results. Short-term incentive targets were not increased for 2021. You can read more about our compensation strategy starting on page 65.

Managing through a pandemic; stability and strength across an integrated and diversified business

Our corporate strategy

Our corporate strategy supports our corporate purpose and our focus on our key stakeholders.

The strategy has four components:

•  preserve value by providing safe, environmentally conscious, cost-effective and reliable services

•  diversify by providing integrated solutions which enhance profitability and customer service

•  implement growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves

•  secure global markets by understanding what the world needs, where they need it, and delivering it

Pembina entered 2020 with a great deal of momentum and

enthusiasm, as we had recently completed a strategic, value chain enhancing acquisition, were successfully executing our strategy to access global markets, and had $5.6 billion of secured growth projects underway. Like other companies, we were soon faced with the challenge of responding to both the COVID-19 pandemic and a decline in global energy prices.

Thanks to the incredible efforts of our staff, a resilient business model, disciplined execution of our strategy over many years and the enduring relationships we have formed with our stakeholders, Pembina ultimately achieved success in 2020 and enters 2021 in a position of strength, ready to capitalize on the many opportunities ahead.

Pembina felt the impact of lower crude oil and natural gas liquids (NGL) prices through reduced producer activity and a decline in physical volumes in certain of our businesses, as well as a lower contribution from our marketing business. However, the impact to our financial results was not as significant, given the highly contracted nature of our assets, diversification across commodities and geographies, our NGL hedging program, and the permanent cost savings achieved throughout the business.

We delivered adjusted EBITDA of approximately $3.3 billion, which was within our original pre-pandemic guidance range and about 96% of the midpoint of that range. We also increased the monthly dividend on our common shares in early 2020 and maintained that dividend even after the onset of the pandemic. This represents our tenth annual dividend increase and, more than ever, we take pride in the fact that our dividend has never been reduced. We assert this dividend remains solid and very well protected.

In 2020, we achieved zero pipeline integrity failures. We are particularly encouraged by Pembina’s safety record, which continues to exceed the average for our industry.

Pembina Pipeline Corporation ● 2021 Management Information Circular	52

Looking ahead to 2021

While COVID-19 is still an urgent global concern and much uncertainty remains, there has been significant progress made on understanding and mitigating the threat, and there is a growing expectation of a return to some normalcy and an associated rise in energy demand at some point this year. In 2020, Pembina effectively ‘hit the pause button’, but in 2021 there is renewed optimism building and a sense of being able to ‘hit play’ once again.

Following the pandemic-related deferrals earlier in the year, we were delighted in December to announce the reactivation of the phase VII expansion of the Peace pipeline system and the co-generation facility near Empress, Alberta. The other Peace pipeline expansion projects, the phase VIII expansion and the phase IX expansion, remain deferred, but the initial contracts supporting the projects are still in place and there are strong indications of interest for incremental capacity. We are also carefully evaluating our expansion project at our Prince Rupert Terminal, which also remains deferred. We are, however, making good use of the deferral period and are considering a larger expansion of the facility and the use of larger vessels, which will provide even greater value to customers by improving economies of scale and lowering per unit handling and vessel transport costs to premium markets. We expect to make a decision in the second half of 2021 in regard to all three projects. Taken together, they highlight the economic growth opportunities afforded by our industry-leading footprint, even during a period of more modest industry growth.

Integrating ESG

Pembina stands shoulder-to-shoulder with our customers in ensuring Canadian energy is developed and delivered with leading ESG standards and practices in place, making it the most ethically produced energy in the world.

While our enhanced ESG reporting is an important development, it is by nature often backwards looking. Pembina is equally focused on the future of ESG and ensuring we continue our journey, with a commitment to continuous improvement, transparency and engagement. Over the coming year, we will more formally integrate sustainability-related business practices and strategies throughout the organization. To improve oversight of ESG, we will be further enhancing our ESG disclosure and developing strategies and specific targets to support, among many other initiatives, Pembina’s previously released Carbon Stand and Inclusion & Diversity Stand. In particular, management will be developing an enhanced climate change strategy and greenhouse gas emissions intensity reduction targets.

While the topic of energy transition became more prominent in 2020, we believe that significant structural changes to the world’s energy systems will have to evolve over many decades, during which time total energy demand will continue to be met primarily by hydrocarbon energy, alongside a growing contribution from renewable energy. Pembina remains a proud provider of the services that get energy to where the world needs it. We are well positioned to support the growing use of natural gas to reduce global GHG emissions, and our proximity to Asia and its growing energy demand represents another strategic opportunity.

Pembina also has many of the core competencies needed to adjust to a changing energy mix and is positioned to provide infrastructure services for new forms of energy, including energy produced from hydrogen, or carbon sequestration. We will, however, do so prudently, ensuring we deploy capital as we always have – by making our existing business more valuable, adhering to our financial guardrails and in service of all four of our stakeholder groups.

In 2020, Pembina proved once again that we are resilient, agile and capable of safely and reliably delivering results and essential energy services of which our stakeholders can be proud. We expect the year ahead will not be without its challenges and much uncertainty remains, however Pembina’s track record speaks for itself and we are well positioned to navigate 2021.

Pembina Pipeline Corporation ● 2021 Management Information Circular	53

CEO compensation: five-year look-back

Our executive compensation program is designed to align compensation to corporate strategy and performance, and to reward executives for short and long-term success.

The graph below shows the CEO’s target compensation for each of the last five years, and the realized and realizable value of awards granted as of December 31, 2020. More than 84% of the CEO’s target compensation is at risk, tied to our share price, and paid out over performance periods ranging from one to seven years (see page 65 for more information about our executive compensation program).

The graph shows that a significant portion of the compensation the CEO has earned over the past five years has been the direct result of our performance on the value of his medium and long-term incentives. It also tells us that our executive compensation program is meeting a key objective: to drive long-term performance while aligning executives with the interests of our shareholders.

See page 82 for more information about Mr. Dilger’s performance and compensation in 2020.

Target total direct compensation (Target TDC) includes base salary as of the end of the relevant year, target annual incentive award (1.0x) and grant value of the medium-and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable pay includes:

•

base salary, annual incentive award paid for the year, realized medium- and long-term incentive awards (the payout of vested RSUs and PSUs, including RSUs and PSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

•

the value at December 31, 2020 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the 2019 and 2020 PSU grants assuming PSUs vest at target.

Pembina Pipeline Corporation ● 2021 Management Information Circular	54

Key performance measures and link to business strategy

The table below is a summary of the key performance measures that determine how our named executives are paid. Compensation increased in 2020 to recognize excellent performance against these measures, and to keep us in line with our peers. You can find more details about the key performance measures and results starting on page 74.

You will find a complete discussion of the compensation we paid our named executives in 2020 starting on page 71, and a discussion of each named executive’s accomplishments this year starting on page 82.

Performance measure	Results	Strategic link
Safety and environment

•  Based on the impressive safety results for 2020, despite the COVID-19 pandemic, we achieved 1.95 on key measures

•  Zero pipeline integrity failures

•  All divisions outperformed in 2020 against safety, integrity and environment key metrics

•  Fifth consecutive year we outperformed, including contractor performance

•  Improved performance from 2019 despite the challenge of the COVID-19 pandemic

Implement growth in a safe and environmentally responsible way
Financial

•  Adjusted cash flow from operating activities per share (see About non-GAAP measures on page 100) was $4.16, or 7.1% below our budget

•  Adjusted EBITDA (see About non-GAAP measures on page 100) was $3.3 billion, approximately 4% under our budget

•  Raised approximately $1.8 billion of capital in 2020 through the issuance of $1.5 billion in medium-term notes and a US$250 million term loan, lowering Pembina’s cost of debt

•  Secured a new $800 million unsecured revolving credit facility, increasing Pembina’s revolving credit facility capacity to $3.3 billion, providing the company with additional liquidity

•  Reduced capital spending by $1 billion to $1.1 billion by deferring certain expansion projects

Maintain a conservative balance sheet
Business development	• In response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for commodities, we deferred some expansion projects	Diversify our asset base to enhance profitability
Productivity and implementation (new for 2020)

•  Exceeded targets for two of the four components of return on invested capital (ROIC) (see page 56 for details about the four components):

•  operating costs/capital in service (CIS); and

•  net general & administrative expenses/CIS

•  Continued to complete projects substantially on time and on budget

Preserve value by providing cost effective and reliable services
Shareholder value	• Three-year total shareholder return (TSR) was -11.64%, ranking 7th among our performance peer group • Maintained the common share dividend of $0.21 per common share per month	Enhance the long-term value of our shares

Pembina Pipeline Corporation ● 2021 Management Information Circular	55

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;

•

added over 175 new employees as a result of the acquisition of the Kinder Morgan Canada Limited and the U.S. portion of the Cochin pipeline in December 2019, and to replace employees who left the company in the normal course of business;

•	maintained a voluntary attrition rate of less than 2%, excluding retirements; and

•

filled approximately 66 positions with internal candidates in 2020, including the promotion of several leaders in various parts of the organization as part of our development plans and intention to provide opportunity internally.

Changes to our compensation program

The human resources, health and compensation committee reviews our executive and director compensation philosophy and practices every year with assistance from Mercer, an independent external consultant, to ensure our compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed.

The human resources, health and compensation committee worked with Mercer in 2020 to carry out a comprehensive review of the executive compensation program and approved the following changes for 2020 and 2021.

Short-term incentive plan

2020

We started measuring adjusted EBITDA by division rather than by business unit. This reflects how we operate our business and report our financial results externally.

We added a productivity performance measure. ROIC now accounts for 15% of the corporate multiplier, to reinforce our focus on efficiency while preserving value through optimization and productivity initiatives. ROIC includes four components:

•

Asset revenue/CIS – Asset revenue is calculated as the sum of net revenue (see About non-GAAP measures on page 100) for the pipelines division and facilities division, plus Pembina’s proportionate share from equity accounted investments.

•

Marketing revenue/CIS – Marketing revenue is calculated as the sum of net revenue (see About non-GAAP measures on page 100) for the marketing and new ventures division, plus Pembina’s proportionate share from equity accounted investments.

•	Operating costs/CIS – Operating costs is calculated as operating expense, plus Pembina’s proportionate share of operating expense from equity accounted investments.

•

Net general & administrative expenses/CIS – Net general & administrative expenses is calculated as general and administrative expense (excluding depreciation), plus Pembina’s proportionate share from equity accounted investments.

Capital in service (CIS) is calculated based on undepreciated cost of certain non-current assets, of most significance including property, plant and equipment, intangibles and goodwill, plus Pembina’s proportionate share from equity accounted investments.

2021

We intend to evaluate corporate performance against measures representing each of our four stakeholder groups by evaluating the following:

•	Investors – ROIC, cost optimization, maintenance of financial guardrails;

•	Customers – project implementation, previous acquisition synergies, execution of binding agreements, strategic long-term opportunities;

Pembina Pipeline Corporation ● 2021 Management Information Circular	56

•	Communities – ESG, impact on the communities in which we operate, external relationships; and

•	Employees – safety, integrity and environment, inclusion and diversity, employee engagement results.

Medium and long-term incentives

2020

We eliminated adjusted EBITDA growth as a performance measure for PSUs. This reduces duplication with the short-term incentive plan and reinforces the importance of outperforming our peers while maintaining our financial guardrails and optimizing ROIC.

2021

We intend to reduce the weighting of options (proportionately increasing the weighting of RSUs) as part of a company-wide initiative to be more in line with our peers and to reduce stock dilution. As a result, we expect to issue approximately 80% fewer options across the company in 2021 as compared to 2020.

Total compensation

The human resources, health and compensation committee reviewed total target direct compensation against our peers, and approved changes for the CEO and the other named executives in February 2020, to reflect changes in our business and more closely align compensation with our compensation comparator group. This resulted in an increase in base salaries and long-term incentive targets. There will be no increases to the base salaries of the CEO and the other named executives in 2021, and the target compensation mix is not expected to change in 2021. Compensation is targeted at the median of our compensation comparator group (see page 67).

There were no changes for 2020 or 2021 related to the COVID-19 pandemic or any other external factors.

Pembina Pipeline Corporation ● 2021 Management Information Circular	57

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources, health and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 48 for information about the committee, its responsibilities and its activities in 2020.

Here’s where you can read about the key elements of our compensation program:		page

✓	Oversight by qualified, independent directors	58

✓	Compensation aligned with risk management	59

✓	Equity ownership and retention requirements	60

✓	Advice from independent compensation experts	61

✓	Compensation linked to performance and strategy	55

✓	Compensation in line with peers	62, 66

✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	70

✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	65

✓	Cap on cash bonus	72

✓	A disciplined process for making annual compensation decisions	68

✓	An extensive risk-assessment before compensation is finalized, including stress testing	69

✓	Clawback policy	60

✓	Anti-hedging policy	61

The human resources, health and compensation committee includes five directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table below shows the experience of the current members of the human resources, health and compensation committee. The governance, nominating and corporate social responsibility committee looks at the mix of skills and experience every year to make sure it remains appropriate.

Director	Related experience	Key biographical details
Henry Sykes (Chair) (see his biography on page 24)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  former energy industry president and director

•  past Chair and member of the boards of Arts Common and the Arctic Institute of North America

•  has a Bachelor of Economics, Bachelor of Laws and Master of Laws

•  Director and member of the compensation committees of a number of private companies active in the energy industry

•  member of the committee since October 2, 2017

Pembina Pipeline Corporation ● 2021 Management Information Circular	58

Director	Related experience	Key biographical details
Anne-Marie Ainsworth (see her biography on page 15)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  former energy industry president and CEO

•  serves as a director for a number of public companies

•  has a Bachelor of Science in chemical engineering and a Master of Business Administration from Rice University

•  member of the committee since April 1, 2019

Cynthia Carroll (see her biography on page 16)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management

•  former CEO of a major mining company

•  held numerous leadership roles with global organizations

•  serves as a director for a number of public companies

•  holds a Bachelor’s degree and Master’s of Science degree in Geology, a Master’s of Business Administration from Harvard University, an Honorary Doctorate of Science from the University of Exeter, an Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick.

•  member of the committee since May 8, 2020

Robert Gwin (see his biography on page 18)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  former energy industry president and executive

•  breadth of leadership roles across organizations

•  holds a Bachelor of Science degree from the University of Southern California; a Master’s of Business Administration from the Fuqua School of Business at Duke University and earned his CFA from the CFA institute

•  member of the committee since May 8, 2020

David LeGresley (see his biography on page 21)	• Public company senior leadership experience • Financial/Accounting management • Social and corporate governance • Human resources and compensation • Enterprise risk management • Legal and regulatory

•  senior executive level leadership experience

•  current chair of the board of directors of Equitable Group Inc.

•  holds a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School.

•  member of the committee since May 5, 2017

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The enterprise risk committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources, health and compensation committee.

Within this context, the human resources, health and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short and long-term goals;
•	reflect financial, operating and share performance, dividend payments and individual accomplishments; and
•	ensure that compensation aligns with the interest of our shareholders and encourages the right behaviour.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;

Pembina Pipeline Corporation ● 2021 Management Information Circular	59

•	incorporating time and performance vesting features in medium and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and PSU plan; and
•

having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources, health and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative and regulatory requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and his senior vice presidents; and
•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The human resources, health and compensation committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and regulations and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risks in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015.

The policy applies to the CEO and all senior vice presidents and requires repayment of:

•

any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws; and

•	incentive or equity-based compensation if the board finds a senior officer has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the officer, including cancelling unvested equity compensation awards, recovering the after-tax amount of incentive compensation paid and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The human resources, health and compensation committee believes officers and directors should show their commitment to Pembina by owning equity in the company. The human resources, health and compensation committee introduced share ownership guidelines in 2010. The guidelines require the CEO, senior vice presidents and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs. See page 63 to read about our guidelines for directors and page 65 for our guidelines for the named executive officers. The employment agreements we have with the named executives require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Pembina Pipeline Corporation ● 2021 Management Information Circular	60

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The human resources, health and compensation committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 28 for information about our shareholder engagement and page 12 for more information on the say on pay advisory vote).

Independent advice

The human resources, health and compensation committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The human resources, health and compensation committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources, health and compensation committee’s satisfaction.

Mercer’s mandate in 2020 included a comprehensive review of executive compensation, including:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	reviewing the design of our short-and long-term incentive plans;
•	attending each human resources, health and compensation committee meeting including an in-camera portion at each meeting; and
•	preparing officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2019 and 2020:

($ thousands)	2019 ($)	2020 ($)
Executive compensation-related fees	237	403
Fees for services related to determining compensation for our directors and officers
All other fees	333	696

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the U.S. and miscellaneous consulting services related to employee compensation and human resources matters[1]

Total	570	1,099

[1]	The committee does not pre-approve these services.

The human resources, health and compensation committee reviewed Mercer against the following six factors and confirmed its independence for 2020:

•	the other services Mercer provides to Pembina;
•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the human resources, health and compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation ● 2021 Management Information Circular	61

Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

The table below shows our director fee schedule for 2020. There are no changes to the compensation package for

2020 or 2021.

Retainers		2020

Board chair	Annual retainer	400,000

Board member	Annual retainer	205,000

Committees	Audit committee chair retainer	28,500

	Human resources, health and compensation committee chair retainer	22,500

	Other committee chair retainer	17,500

	Audit committee member retainer	15,000

	Other committee member retainer	12,500

To help ensure they can meet their share ownership guideline within five years of joining the board, directors are required to take at least 50% of total director compensation as equity until they have met their share ownership guidelines. Directors may elect to take up to 100% of their compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of the retainer is paid in DSUs under our deferred share unit plan. A DSU is a notional share that has the same value as one common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account but are paid out only after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the termination date.

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The human resources, health and compensation committee engages outside consultants every year to compare our director compensation practices and levels with companies we compete with for talent. The 2020 director compensation peer group includes 11 publicly listed companies from the oil and gas and energy utility sectors. These are the same companies that make up the named executive officer compensation peer group for 2020 (see page 66 for a listing and a discussion of the selection process).

Pembina Pipeline Corporation ● 2021 Management Information Circular	62

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least

50% of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of March 19, 2021. As of that date, all current directors were in compliance with the guidelines or, in the case of Ms. Carroll and Mr. Gwin, had time from their date of appointment or election, as applicable, to meet the guidelines.

As at March 19, 2021, non-management directors as a group beneficially owned, directed or controlled 326,241 common shares and 223,088 DSUs with a combined value as of March 18, 2021 of $20,176,202.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Randall Findlay	140,821	5,175,172	1,284,118	6,459,290	1,200,000	yes

Anne-Marie Ainsworth[3]	22,749	829,832	870,901	1,700,733	764,876	yes

Cynthia Carroll[3]	0	0	168,242	168,242	764,876	on track	[4]

Maureen Howe	23,588	866,859	450,702	1,317,561	615,000	yes

Robert Gwin[3]	0	0	168,242	168,242	764,876	on track	[4]

Gordon Kerr	10,400	382,200	1,307,381	1,689,581	615,000	yes

David LeGresley	59,789	2,197,246	1,405,688	3,602,934	615,000	yes

Leslie O’Donoghue	35,588	1,307,859	1,426,672	2,734,531	615,000	yes

Bruce Rubin[3]	20,000	729,554	669,695	1,399,249	764,876	yes

Henry Sykes	13,306	488,996	446,843	935,839	615,000	yes
[1]	Calculated using $36.75 per share (the closing price of our common shares on the TSX on March 18, 2021).

[2]	DSU value is estimated at $36.75 per share (the closing price of our common shares on the TSX on March 18, 2021). Includes DSUs that accrue as dividend equivalents.

[3]

Ms. Ainsworth, Ms. Carroll, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s, Ms. Carroll’s, Mr. Gwin’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars, and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2437 on March 18, 2021. The value of their common shares is calculated using US$29.33 per share (the closing price of our common shares on the NYSE on March 18, 2021) and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.2437 on March 18, 2021.

[4]

Ms. Carroll and Mr. Gwin have five years from the date of their appointment to the board on May 8, 2020 to meet the share ownership guidelines. They received their initial grants of DSUs in January 2021.

Pembina Pipeline Corporation ● 2021 Management Information Circular	63

Director summary compensation table

The table below shows the value of all compensation paid to directors in 2020.

	Total fees earned[1] ($)	Share-based awards[2] ($)	All other compensation ($)	Total compensation ($)

Randall Findlay (chair)	206,250	141,180	3,638	351,068

Anne-Marie Ainsworth[3]	149,519	104,291	2,545	256,355

Cynthia Carroll	190,319	-[5]	-	190,319

Maureen Howe	119,502	79,568	2,000	201,070

Robert Gwin	190,319	-[5]	-	190,319

Gordon Kerr	123,000	84,188	0	207,188

David LeGresley	88,872	99,607	2,000	190,479

Robert Michaleski[4]	40,533	78,723	0	119,256

Leslie O’Donoghue	1,626	157,445	2,000	161,071

Bruce Rubin[3]	147,929	103,185	2,545	253,659

Jeffrey Smith[4]	41,414	80,447	0	121,861

Henry Sykes	122,753	79,568	0	202,321

Total	1,422,036	1,008,202	14,728	2,444,966
[1]	The portion of retainers awarded, earned, paid or payable that directors elected to receive in cash, for services in 2020.

[2]

The portion of retainers that directors elected to receive in DSUs and granted to the directors in 2020, estimated using $32.53 per share (the volume-weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2020). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.

[3]

Ms. Ainsworth, Ms. Carroll, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees and share-based awards have been converted to Canadian dollars using the Reuters end of day U.S. Canadian dollar foreign exchange rate of 1.2725 on December 31, 2020.

[4]	Messrs. Michaleski and Smith did not stand for re-election at the 2020 annual meeting and retired from the board after the meeting.

[5]

In accordance with the terms of the DSU plan, directors electing to receive a portion of their retainer in DSUs must make this choice before the start of the calendar year the fees are earned in. Ms. Carroll and Mr. Gwin received their initial grants of DSUs in January 2021. The table is as of December 31, 2020, so does not include these grants.

Incentive plan awards

The table below shows all DSUs held by directors as at December 31, 2020. We do not grant options to directors. We estimated the value of DSUs awarded at $30.10 per share (the closing price of our common shares on the TSX on December 31, 2020).

		Number of DSUs held		Total value of share-based awards on December 31, 2020 ($)
	Awarded	Accrued as dividend units	Total

Randall Findlay (chair)	23,240	4,757	27,997	842,710

Anne-Marie Ainsworth	15,680	3,012	18,692	562,629

Cynthia Carroll	-[1]	-	-	-

Maureen Howe	10,583	1,469	12,052	362,765

Robert Gwin	-[1]	-	-	-

Gordon Kerr	25,312	5,867	31,179	938,488

David LeGresley	27,138	6,209	33,347	1,003,745

Leslie O’Donoghue	25,690	5,313	31,003	933,190

Bruce Rubin	11,686	1,674	13,360	402,136

Henry Sykes	7,300	922	8,222	247,482
[1]

In accordance with the terms of the DSU plan, directors electing to receive a portion of their retainer in DSUs must make this choice before the start of the calendar year the fees are earned in. Ms. Carroll and Mr. Gwin received their initial grants of DSUs in January 2021. The table is as of December 31, 2020, so does not include these grants.

Pembina Pipeline Corporation ● 2021 Management Information Circular	64

Executive compensation

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;

•	using performance measures that are directly tied to our corporate strategy and support our growth;

•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and

•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 55 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We have share ownership guidelines for the CEO and senior vice presidents because we believe owning Pembina shares demonstrates their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50% of the share ownership requirement must be in common shares. Officers who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

All named executives are required to hold the shares for one year after leaving the company, except if their departure occurs as a result of a change of control or constructive dismissal.

The table on the next page shows the equity ownership guidelines and the holdings of each named executive as of March 19, 2021. As at that date, all named executives either met or were on track to meet the share ownership guidelines.

Pembina Pipeline Corporation ● 2021 Management Information Circular	65

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger	4x	200,000	7,350,000	1,743,728	9,093,728	4,800,000	yes

President and CEO

Scott Burrows	2x	15,596	591,043	796,321	1,387,364	1,200,000	on track

Senior Vice President and CFO
Stuart Taylor	2x	29,128	1,091,540	761,254	1,852,794	1,140,000	yes

Senior Vice President, Marketing and New Ventures and Corporate Development Officer
Paul Murphy	2x	21,951	867,879	721,004	1,588,883	1,080,000	yes

Senior Vice President and Corporate Services Officer
Harold Andersen	2x	15,052	553,161	598,501	1,151,662	900,000	yes

Senior Vice President, External Affairs and Chief Legal Officer
[1]	Calculated using the higher of book value and $36.75 per common share (the closing price of our common shares on the TSX on March 18, 2021).

[2]

Estimated using the higher of grant value and $36.75 per common share (the closing price of our common shares on the TSX on March 18, 2021). You can find details about our restricted share unit plan on page 99. This number includes all RSUs outstanding as of March 19, 2021.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee reviews an annual compensation survey provided by Mercer and compensation data published in public disclosure documents and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by trailing 12-month revenue, adjusted EBITDA, total assets, market capitalization and enterprise value.

From this list, the committee creates two peer groups:

•

the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose public disclosure documents are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and

•	the performance peer group is used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan, at the end of the performance period.

The committee also refers to the survey data of similar companies in the sector as necessary when benchmarking compensation for the executives to ensure the sample size is large enough.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

Pembina Pipeline Corporation ● 2021 Management Information Circular	66

The table below shows the 2020 and 2021 compensation and performance peer groups.

	Compensation peer group (used to set target compensation)		Performance peer group (used to determine our relative TSR and to calculate the PSU multiplier – see pages 78 and 79)

Energy	2020	2021	2020	2021

AltaGas Ltd.			x	x

Enbridge Inc.	x	x	x	x

Enterprise Products Partners L.P.			x	x

Inter Pipeline Ltd.	x	x	x	x

Keyera Corp.			x	x

Kinder Morgan Inc.				x

Magellan Midstream Partners L.P.				x

ONEOK, Inc.			x	x

Plains All American Pipeline, L.P.			x	x

TC Energy Corporation	x	x	x	x

The Williams Companies Inc.				x

Targa Resources Corp.				x

Oil & Gas – exploration and production

Canadian Natural Resources Limited	x	x

Cenovus Energy Inc.	x	x

Ovintiv Inc.	x	x

Husky Energy Inc.	x

Imperial Oil Ltd.	x	x

Suncor Energy Inc.	x	x

Utilities

Emera Inc.	x	x	x

Fortis Inc.	x	x	x

Total	11	10	10	12

The 2020 compensation peer group was recommended to the board by the human resources, health and compensation committee in October 2019. The 2020 peer group was determined based on recommendations by Mercer, to more closely align peer organization scope and complexity associated with the petrochemicals business and commodity exports as well as the increased size and complexity of Pembina resulting from the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline. This resulted in removing AltaGas Ltd., Keyera Corp. and Crescent Point Energy Corp.

The 2020 performance peer group was recommended to the board by the human resources, health and compensation committee in February 2020. To reflect Pembina’s operations and distribution of shareholders, Enterprise Products Partners L.P., ONEOK, Inc., and Plains All American Pipeline, L.P. were added and Gibson Energy Inc. and Canadian Utilities Limited were removed. We also removed Kinder Morgan Canada Limited and Valener Inc. because they are no longer publicly listed.

Aside from the deletion of Husky Energy Inc., which is no longer publicly listed, there were no changes recommended or made to the 2021 compensation peer group.

The 2021 performance peer group reflects the addition of Kinder Morgan Inc., Magellan Midstream Partners L.P., The Williams Companies Inc. and Targa Resources Corp. Emera Inc. and Fortis Inc. were removed from the group. These changes bolster the peer group’s focus on pipeline and midstream companies, which increases the relevance of the information and better reflects Pembina’s operations.

Pembina Pipeline Corporation ● 2021 Management Information Circular	67

Compensation process

Establish performance goals	In February of each year, management recommends to the human resources, health and compensation committee for review and recommendation to the board for approval:

• qualitative and quantitative corporate, division and individual performance goals for the short-term incentive plan; and
• quantitative performance goals for the PSUs under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

Review competitiveness	Before the end of November every year, the human resources, health and compensation committee:
• carries out an annual benchmarking review of total compensation, with the help of its independent consultant;
• establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and
• establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.
Recommend	Plan design

compensation plan design changes and target total compensation

Management reviews our compensation and benefit programs and makes recommendations to the human resources, health and compensation committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the human resources, health and compensation committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

• reviews the CEO’s compensation recommendations for senior vice presidents;
• determines target total compensation and compensation mix for the CEO;

•  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it higher or lower, typically between the 25th and 75th percentile depending on the skill, competency and experience of each executive; and

• determines if any plan changes are required.
Assess corporate performance	At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The human resources, health and compensation committee:
• reviews management’s analysis;
• consults with external advisors;
• reviews our performance against the performance peer group;
• considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and
• approves and recommends to the board funding of the short-term incentives and medium-term incentives based on results.

Pembina Pipeline Corporation ● 2021 Management Information Circular	68

Determine compensation

The CEO makes recommendations to the human resources, health and compensation committee on each element of compensation for each senior vice president based on corporate, division and individual performance.

The human resources, health and compensation committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO’s recommendations for the other senior vice presidents.

The committee’s recommendations to the board and review are based on the following:
• recommendations from the CEO;
• performance against corporate and division goals;
• individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;
• competitiveness of total compensation based on our corporate performance; and

•  the proportion of each compensation component relative to total compensation, with the expectation that the senior vice presidents should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The human resources, health and compensation committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The human resources, health and compensation committee, with input from its independent consultant: prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities.	• cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, division and individual goals.	• annual cash bonus	one year
	Medium-term incentive	Align compensation with medium-term corporate performance compared to our peers, and the interests of shareholders. RSUs receive a lesser weighting in the compensation mix calculation of medium- term incentives than PSUs because they are not at risk. PSUs are entirely at risk.	• RSUs • PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)
	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders.	• stock options	seven years (stock options vest over three years)

Pembina Pipeline Corporation ● 2021 Management Information Circular	69

	Component	Objective	Form	Performance period
Other compensation	Benefits	Provide market competitive benefits	• group life, accidental death and dismemberment, disability and extended health and dental insurance	ongoing
• savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)
• non-taxable health spending account or taxable wellness spending account
	Pension (see page 92)	Provide market competitive benefits	• defined benefit plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Compensation mix

The human resources, health and compensation committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2020 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year, 84% of the CEO’s target total direct compensation and 76% of the average target total direct compensation for the other named executives was at risk, directly aligning corporate, division and individual performance with the interests of shareholders.

Pembina Pipeline Corporation ● 2021 Management Information Circular	70

2020 Compensation

The board reviewed Pembina’s 2020 performance and the analysis and recommendations of the human resources, health and compensation committee, and approved the following decisions on executive pay.

This year’s incentive awards were based on our performance against targets that were set at the beginning of 2020, before the COVID-19 pandemic began. We did not adjust these targets during the year or make any adjustments to calculated results. Short-term incentive targets were not increased for 2021. You can read more about our compensation strategy starting on page 65.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2020, compared to 2019. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive. See page 66 for more information about the peer group.

See page 82 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received[1]

	2019 ($)	2020 ($)	Change	2020 amount at risk

Michael Dilger	7,550,333	7,599,667	0.7%	84.3%

President and CEO

Scott Burrows	2,411,116	2,440,319	1.2%	75.8%

Senior Vice President and CFO

Stuart Taylor	2,373,386	2,259,046	-4.8%	74.9%

Senior Vice President, Marketing and New Ventures and Corporate Development Officer

Paul Murphy	2,223,723	2,174,750	-2.2%	75.4%

Senior Vice President and Corporate Services Officer

Harold Andersen	1,796,619	1,810,069	0.7%	75.4%

Senior Vice President, External Affairs and Chief Legal Officer

1 See the summary compensation table on page 88 for information about how we calculate the value of RSUs, PSUs and options.

Pembina Pipeline Corporation ● 2021 Management Information Circular	71

Base salary

Base salaries are reviewed annually, and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. Based on this analysis, the senior executives received increases effective March 1, 2020 to reflect the increased complexity of their roles due to changes in the business, following the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline, and to more closely align with our compensation peer group. Mr. Burrows and Mr. Andersen received increases to bring them in line with the market. The table below shows each named executive’s annual base salary at the end of the year.

	2019 ($)	2020 ($)	Change
Michael Dilger
President and CEO	1,150,000	1,200,000	4.3%
Scott Burrows
Senior Vice President and CFO	550,000	600,000	9.1%
Stuart Taylor
Senior Vice President, Marketing and New Ventures and Corporate Development Officer	550,000	570,000	3.6%
Paul Murphy
Senior Vice President and Corporate Services Officer	520,000	540,000	3.8%
Harold Andersen
Senior Vice President, External Affairs and Chief Legal Officer	420,000	450,000	7.1%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, division and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0 and has a cap based on level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2020.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap
CEO	0	100	200
Other named executives	0	70	140

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (which is different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, division and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

•

corporate performance objectives are tied to the core financial, safety and environment, project delivery, commercial and operational goals in our strategic plan. You will find a discussion of this year’s targets and results starting on page 74; and

•

division and individual goals and multipliers are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each named executive’s division and individual performance starting on page 82.

Pembina Pipeline Corporation ● 2021 Management Information Circular	72

The human resources, health and compensation committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2020 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2020.

Performance was measured against targets that were set at the beginning of 2020, before the COVID-19 pandemic began. We did not adjust these targets during the year or make any adjustments to the calculated results.

Awards were below target for each of the named executives, and approved by the human resources, health and compensation committee. Short-term incentive targets did not increase for 2021.

	Base salary ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive Award ($)
Michael Dilger
President and CEO	$1,200,000	x	100%	x	0.99	=	1,188,000
Scott Burrows
Senior Vice President and CFO	$600,000	x	70%	x	0.97	=	408,652
Stuart Taylor
Senior Vice President, Marketing and New Ventures and Corporate Development Officer	$570,000	x	70%	x	0.81	=	324,379
Paul Murphy
Senior Vice President and Corporate Services Officer	$540,000	x	70%	x	0.90	=	342,083
Harold Andersen
Senior Vice President, External Affairs and Chief Legal Officer	$450,000	x	70%	x	0.90	=	285,069

Pembina Pipeline Corporation ● 2021 Management Information Circular	73

How we calculated the corporate performance multiplier

The 2020 corporate performance multiplier was based on our performance in five categories: financial, safety and environment, business development, productivity and project delivery. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2. In 2020, we added a productivity measure and adjusted the weightings for the other measures to reinforce our focus on reducing costs while preserving value through productivity and cost initiatives. Financial measures continue to have the highest weighting.

Safety and environment measures 15% Performance multiplier 1.95 x 15% = 0.29	+	Financial measures 40% Performance multiplier 0.70 x 40% = 0.28	+	Business development measures 15% Performance multiplier 0.0 x 15% = 0.00	+	Productivity measures 15% Performance multiplier 1.2 x 15% = 0.18	+	Implementation measures 15% Performance multiplier 0.98 x 15% = 0.15	=	2020 corporate performance multiplier (capped at 2) 0.90

The table below summarizes our 2020 performance in each category. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all divisions.

Performance area	Key measures	Performance highlights	Total score

Safety and environment measures

15%

Each performance area is weighted evenly.

Within each performance area, results are tracked for each business unit (weighted evenly) and for the company overall and weighted:

• 25% corporate performance

• 75% business unit performance (average)

General (culture, training, follow up) – leading indicator

Performance against Canadian Energy Pipeline Association (CEPA) benchmarks

•  Hazards identified

•  Safety and Albert Motor Association driver training

•  Safety orientations

•  Positive safety recognitions

•  Planned routine inspections

•  Corrective actions

The following safety results were achieved while working within COVID-19 restrictions for much of 2020.

• 9,966 positive safety recognitions (6% less than 2019)

• 3,223 hazards were identified in 2020 (0.6% less than 2019)

Engaging and recognizing positive safety actions fosters similar performance and identifying and dealing with hazards before they become incidents is key to prevention of larger losses of all types.

Occupational and vehicle (employee and third-party contractor) – lagging indicator	• Employee lost-time injuries • Pembina reportable injuries • Motor vehicle at fault incidents	Improved performance in reportable injuries to 0.54 from 0.75 in 2019 and preventable motor vehicle incident rates (including both employee and contractor performance) versus 2019. Lost time injury rate was 0.06 versus 0.07 in 2019, with an employee only lost-time injury rate of 0.04, reflecting 1 event. Preventable motor vehicle incident rate was 0.62 versus 0.93 in 2019. Employee rate improved to 0.21 in 2020 versus 0.49 in 2019 and contractor rate was also lower at 0.95 in 2020 from 1.45 in 2019. Total driving was 42.07 million kilometers, 0.7% higher than 2019.	1.95

Pembina Pipeline Corporation ● 2021 Management Information Circular	74

	Performance area	Key measures	Performance highlights	Total score
	Pipeline, vessel integrity, and ground disturbance – leading indicator	• Pipeline integrity – dig program • Facility integrity – tanks and vessels inspection • Ground disturbance incidents	Zero pipeline integrity incidents in 2020.
	Environment & process safety management – lagging indicator	• Significant environmental incidents • Commodity product spills • Process hazard assessments • Management of change • Process safety

Met 98.4% of monthly targets (496 of 504) in this area, recording 3 notable spills, each of which were contained and remediated within Pembina facilities (1 crude, 1 heat medium (glycol) and 1 process water)

	Emergency preparedness – leading indicator	• Emergency response preparedness exercises	Completed 41 exercises including 4 full scale in person exercises, and 49 training sessions, to support preparedness for a large-scale event.
Financial measures 40%	Adjusted EBITDA (see About non-GAAP measures on page 100)	Target corporate adjusted EBITDA: $3.4 billion Adjusted EBITDA, compared to annual budget, from the following six components are weighted as follows: • Pipelines division - 21.8% • Facilities division – 10% • Marketing and new ventures division – 3.2% • Financial services division – 0.6% • Corporate services division – 3.2% • External affairs division – 1.2%	Overall corporate adjusted EBITDA was $3.3 billion, or 4% below target. Adjusted EBITDA, compared to annual budget, from the six components was as follows: • Pipelines division – missed by approximately 3% • Facilities division – missed by approximately 3% • Marketing and new ventures division – missed • Financial services division - exceeded • Corporate services division - exceeded • External affairs division - exceeded	0.70
Business development measures 15%	Projects that will increase our adjusted EBITDA per share (see About non-GAAP measures on page 100) over the medium and long term, in line with our business plan	Extend and diversify the company’s earnings growth by executing $1 billion of ‘net capital’ incremental acquisitions, equivalent green-field or brown-field capital commitments.	In a year of unprecedented challenges arising from the COVID-19 pandemic, decisive action was taken to ‘hit the pause button’ on certain of our growth initiatives to protect all stakeholders, delivering strong results, including staying with pre-pandemic adjusted EBITDA guidance.	0.0
Productivity measures (new for 2020) 15%	Return on invested capital	Return on invested capital in service (CIS) compared to the annual budget. The components are weighted as follows: • Asset revenue/CIS – 4.5% • Marketing revenue/CIS – 1.5% • Operating costs/CIS – 4.5% • Net general & administrative expenses/CIS – 4.5% See page 56 for details about the four components.	Due to swift and disciplined action in March 2020, following the onset of the COVID-19 pandemic, we were able to achieve and exceed our targets for operating costs/CIS and net general and administrative expenses/CIS. Due to the effects of the COVID-19 pandemic, including the resulting decline in commodity prices and demand for our services, we did not achieve our goals for asset revenue/CIS or marketing revenue/CIS.	1.20

Pembina Pipeline Corporation ● 2021 Management Information Circular	75

	Performance area	Key measures	Performance highlights	Total score
Implementation measures 15%	Project execution and delivery	Execute 2020 major capital projects materially on time and on budget. Projects are selected at the beginning of 2020, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects. Performance for each project is assessed: • 60% on budget performance • 40% on time performance	Executed on a $1 billion capital program in 2020. Project performance: • Identified projects were, in aggregate, within approximately 7% of budget • Projects representing approximately 70% of the identified pool were under budget by about 6% • Projects were completed materially on time.	0.98

Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary and are set using competitive market data about our peer group.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the medium and long-term incentive plans on page 97.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Link to strategy

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term based on the trading price of our common shares and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term based on trading price of our common shares. Retention tool.
Eligibility	Executives	Executives
	Employees	Employees
Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 97) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year’s grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting	RSUs All RSUs granted to executives and employees vest:	Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.
• 1/3 vest on December 31 of the year granted;
• 1/3 vest on December 31 of the second year from the year granted; and • 1/3 vest on December 31 of the third year from the year granted.

Pembina Pipeline Corporation ● 2021 Management Information Circular	76

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
PSUs
• Vest if performance vesting conditions have been met at the end of three years. See below for details.
Payout

Paid out in cash as soon as possible after vesting. Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

2020 medium and long-term incentive awards

The table below shows the medium and long-term incentives granted for 2020. Incentives were all granted at target. The targets were increased in 2020 – from 400% to 435% for the CEO, and from 230% to 240% for the other named executive officers – to reflect the change in our business and more closely align with our compensation comparator group.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. We calculate the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option at the time of grant. See the summary compensation table on page 88 for the detailed calculation.

	Base salary ($)		Medium and long-term incentive target (%)		Medium and long-term incentive grant ($)			Allocation
							Medium-term incentive	Long-term incentive
						RSUs[1]	PSUs[1]	Options[2]

Michael Dilger	1,200,000	x	435%	=	5,220,000	10,985	54,924	482,217
President and CEO						$522,010	$2,609,990	$2,088,000

Scott Burrows	600,000	x	240%	=	1,440,000	6,061	15,152	99,769
Senior Vice President and CFO						$288,005	$719,995	$432,000

Stuart Taylor						5,758		94,781
Senior Vice President,	570,000	x	240%	=	1,368,000	$273,613	14,394	$410,400
Marketing and New Ventures and Corporate Development Officer							$683,987

Paul Murphy	540,000	x	240%	=	1,296,000	5,455	13,636	89,792
Senior Vice President and Corporate Services Officer						$259,220	$647,980	$388,800

Harold Andersen	450,000	x	240%	=	1,080,000	4,545	11,364	74,828
Senior Vice President, External Affairs and Chief Legal Officer						$215,980	$540,020	$324,000
[1]

RSU and PSU values are estimated based on $47.52 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2019. The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

[2]	See the summary compensation table on page 88 for how we calculated the expected value of the stock options.

Performance vesting conditions for PSUs granted for 2020

Performance period: January 1, 2020 – December 31, 2022

The 2020 PSUs will vest depending on our performance over a three-year period against our three-year TSR compared to our performance peer group. The measure and performance peer group were established at the beginning of the three-year performance period. TSR is tied to our strategic objectives and is a strong measure of our relative financial performance. We removed adjusted EBITDA growth as a performance measure in the 2020 awards to eliminate duplication with the short-term incentive measures and to reinforce the importance of outperforming our peers, maintaining our financial guardrails, and optimizing the return on our capital.

Pembina Pipeline Corporation ● 2021 Management Information Circular	77

The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

The formula below shows how we calculate the actual number of PSUs that vest in 2022.

Performance multiplier (0 to 2)	x	Number of PSUs granted	=	Final number of PSUs that vest

Where our TSR ranks vs the performance peer group for the performance period, applying a straight ranking approach

Performance peer group:

•  AltaGas Ltd.

•  Emera Inc.

•  Enbridge Inc.

•  Enterprise Products Partners L.P.

•  Fortis Inc.

•  Inter Pipeline Ltd.

•  Keyera Corp.

•  ONEOK, Inc.

•  Plains All American Pipeline, L.P.

•  TC Energy Corporation

See page 66 for a detailed discussion of the performance peer group.

Medium-term incentives vested in 2020 and paid out in 2021

Medium-term incentive grants vested in 2020 and paid out in 2021 include:

•	the final 1/3 of the RSUs granted for 2018;

•	the second 1/3 of the RSUs granted for 2019;

•	the first 1/3 of the RSUs granted for 2020;

•	the PSUs granted for 2018, all of which vested (the performance multiplier was 1.33 (see page 79 for how it was calculated); and

•	the dividends the RSUs and PSUs earned to December 31, 2020.

		Number of units vested in 2020
		RSUs 2018	RSUs 2019	RSUs 2020	PSUs 2018	Total paid out in 2021[1]

Michael Dilger President and CEO	Units Dividend units	2,730 598	3,575 536	3,662 284	40,952 8,962	$2,529,878

Scott Burrows Senior Vice President and CFO	Units Dividend units	1,485 325	1,966 295	2,021 157	11,143 2,439	$790,904

Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	Units Dividend units	1,485 325	1,966 295	1,920 149	11,143 2,439	$787,358

Paul Murphy	Units	1,485	1,859	1,819	11,143
Senior Vice President and Corporate Services Officer	Dividend units	325	279	141	2,439	$779,811

Harold Andersen
Senior Vice President, External Affairs and Chief Legal Officer	Units Dividend units	1,040 228	1,502 225	1,515 117	7,800 1,707	$561,835

[1]

Value of units and dividend units that vested December 31, 2020, calculated using $32.53 per share (the volume weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2020). Dividend units earned at $2.24 for 2018, $2.36 for 2019 and $2.52 for 2020. PSU multiplier is 1.33 (see next page).

Pembina Pipeline Corporation ● 2021 Management Information Circular	78

How we calculated the performance multiplier for the 2018 PSU award

PSUs granted: January 1, 2018

Performance period: January 1, 2018 – December 31, 2020

Performance was measured against targets that were set at the beginning of 2020, before the COVID-19 pandemic began. We did not adjust these targets during the year or make any adjustments to the calculated results.

TSR vs the performance peer group for the performance period	Three-year trailing average EBITDA per common share (see About non-GAAP measures on page 100) vs. targets set at the time of the award
Multipliers can range from “0.0” to “2.0” based on Pembina’s ranking compared to the peer group, with “0.0” being the lowest ranked company and “2.0” being the top ranked company.	• maximum: 2x (9%) >$4.23 • above target case: 1 to 2x >$3.89 to $4.23 • target case: 1x (6%) $3.89 • below target case: 0 to 1x >$3.57 to $3.89 • threshold: 0 (3%) <$3.57

Pembina performance -11.64%	Pembina performance $5.85

Performance multiplier 0.67 (ranked seventh)	Performance multiplier 2.00 (above stretch target)

x 50% weighting	x 50% weighting

0.33		+	1.00	=	1.33

Total shareholder return[1]

1  We calculate total shareholder return for the performance period as:

• the volume weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

• the volume weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

• all dividends or distributions paid during the performance period, divided by the volume weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

AltaGas Ltd.

Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Fortis Inc.
Gibson Energy Inc.

Inter Pipeline Ltd.
Keyera Corp.
TC Energy Corporation
Peer group median	2.88%
Valener Inc., Kinder Morgan Canada and Enbridge Income Fund were removed as they are no longer trading.

Pembina Pipeline Corporation ● 2021 Management Information Circular	79

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total compensation awarded to our named executives each year as reported in the summary compensation table, and our adjusted cash flow per share (see About non-GAAP measures on page 100). These are all indexed to $100 to provide a meaningful comparison.

The graph shows that while Pembina historically outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, there was a relative decline in 2020. Adjusted cash flow from operating activities per common share (see About non-GAAP measures on page 100) has increased from $2.54 per share in 2016 to $4.16 per share in 2020. This 64% increase is due to accretive organic growth and acquisitions over the period.

Our cumulative total return for the five-year period ending December 31, 2020 was 31% compared to the index return of 56%. We have also demonstrated above median performance against our performance peer group in the past three years (see page 66 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 79 which is calculated over the PSU three-year performance period and assumes dividends are not reinvested.

		At December 31

	Jan 1, 2016	2016	2017	2018	2019	2020

Pembina total return ($)	100	146	167	156	195	131

S&P/TSX composite index ($)	100	121	132	120	148	156

Adjusted EBITDA per common share[1] ($)	100	108	141	199	211	211

Adjusted cash flow from operating activities per common share[1] ($)	100	100	129	169	172	164

Total compensation awarded to the named executives ($)	100	116	137	166	184	183

[1]	See About non-GAAP measures on page 100. Financial results for 2017 have been restated to reflect the adoption of IFRS 15. Financial results for 2016 have not been re-stated.

Pembina Pipeline Corporation ● 2021 Management Information Circular	80

Pay for performance

This graph compares our adjusted EBITDA per share for the past five years to the total named executive compensation awarded per share as a percentage of adjusted EBITDA per share (see About non-GAAP measures on page 100). The graph shows that while our adjusted EBITDA per share has increased significantly over the past several years, total named executive compensation paid per share as a percentage of adjusted EBITDA per share has continued to go down.

At December 31	2016	2017	2018	2019	2020

Adjusted EBITDA[1] per share ($)	3.06	3.98	5.62	5.97	5.97

Total named executive compensation awarded ($ millions)	11.1	13.0	15.8	17.5	17.4

Total named executive compensation awarded, per share ($)	0.03	0.03	0.03	0.03	0.03

Total named executive compensation awarded, per share, as a percentage of adjusted EBITDA per share	0.9%	0.8%	0.6%	0.6%	0.5%

[1]	See About non-GAAP measures on page 100. Financial results for 2017 have been restated to reflect the adoption of IFRS 15. 2016 and earlier have not been re-stated.

Pembina Pipeline Corporation ● 2021 Management Information Circular	81

Compensation review – Named executives

Michael (Mick) H. Dilger

President and CEO

Responsible to all Pembina stakeholders for delivering on our overall purpose:

•   To be the leader in delivering integrated infrastructure solutions connecting global markets.

•   Customers choose us first for reliable and value-added services;

•   Investors receive sustainable industry-leading total returns;

•   Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative and fair work culture; and

•   Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Mr. Dilger has almost 30 years of midstream and oil & gas experience, approximately 25 years of which has been directly in the Canadian energy infrastructure space.

Mr. Dilger was appointed President and Chief Executive Officer of Pembina in January 2014. He joined the company in 2005 and previously served as President & Chief Operating Officer; Chief Operating Officer; and Vice President, Business Development.

Mr. Dilger has played a key role in profitably expanding Pembina’s business. During his tenure, the company’s adjusted EBITDA has grown from $169.5 million in 2005, to a forecast in excess of $3.2 to $3.4 billion today. To position Pembina for future growth, he has overseen the development of a multi-year, multi-billion-dollar portfolio of high return, low risk, fee-for-service projects and, more recently, diversification into commodity exports.

Mr. Dilger was named as “CEO of the Year” in 2014 by Oil & Gas Magazine. In 2017, he oversaw the $10-billion acquisition and integration of Veresen Inc. and in 2019 the approximately $4-billion acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin pipeline. All of which further diversified the company’s assets and growth platform.

Prior to joining Pembina, Mick founded VISTA Midstream Solutions in 2000, a highly successful private Canadian midstream company that was sold to Talisman Energy. Prior thereto, he worked in various executive finance and business development roles at NOVA Corporation and later TransCanada Pipelines Limited between 1994 and 1999. During this period, Mick was part of a founding team that established the first “midstream business” in Canada.

Mr. Dilger started his career at Ernst & Young in 1987, where he obtained his designation as a Chartered Accountant. Thereafter in 1990, he worked at a large U.S. public oil and gas exploration and production company prior to moving into the energy infrastructurespace. He holds a Bachelor of Commerce Degree from the University of Calgary, 1987.

2020 Results

Mr. Dilger continued to provide steadfast leadership throughout 2020 in the face of unprecedented challenges, including the COVID-19 pandemic and the significant decline in global energy prices. He was instrumental in developing a safety-first action plan in response to the COVID-19 pandemic, which benefited all stakeholders.

Customers

Mr. Dilger liaised with all major customers in 2020 to best understand how we could collectively prevail amidst in a challenging economic climate by:

•	Keeping all our assets operational throughout the year, with no notable interruptions, resulting in the ability to accept all products tendered ensuring customers could maximize cash flow.
•	Providing customers flexible contractual solutions tailored to meet their individual needs.
•	Moving swiftly to defer several expansion projects, thus deferring commitments by customers to match their needs.

Pembina Pipeline Corporation ● 2021 Management Information Circular	82

•	Working tirelessly with customers, banks and governments to provide liquidity to the upstream sector in the depth of the crisis.

Investors

Thanks to the existing balance sheet strength and diversification efforts of years past, our strength and resilience were again proven in 2020, as evidenced by the following:

•	Remained within original pre-pandemic adjusted EBITDA guidance in a year impacted by the demand and supply shock.
•	Maintained our ‘BBB’ credit rating from S&P Global Ratings and DBRS Limited.
•	Permanently and materially reduced our cost structure by $100 million annually.
•	Reduced our 2020 capital spending by $1 billion.
•	Enhanced our liquidity by almost $1 billion amid the pandemic.
•	Remained within our stated financial guardrails.
•	Returned to growth late in the year by announcing $800 million in projects.

Employees

Key accomplishments with respect to our employees for 2020 include the following:

•	Achieved our best-ever safety performance, despite all the challenges of the pandemic.
•	Concluded the integration of the assets acquired in connection with of the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin pipeline on time and on budget.
•	Seamlessly transitioned employees to a work-from-home environment, maintaining satisfactory productivity.
•	Achieved the highest employee engagement scores on record.
•	Maintained employee compensation and benefits.
•	Recognized as one of ‘Alberta’s Top 75 Employers’ by Mediacorp Canada and as one of ‘Canada’s Top 100 Employers’ by the Globe and Mail.

Communities

In 2020, we continued to leave a net positive impact on communities:

•	Honored all existing commitments to the communities, investing more than $5 million dollars.
•	Provided over $600,000 in COVID-19 relief funding to support food security, frontline healthcare, social service continuity, mental health services and well-being, and education.
•	Provided support to over 25 Indigenous communities in our operating areas to assist in their COVID-19 relief efforts.
•	Had a record of $180 million in Indigenous procurement in 2020.
•	Hosted our first virtual United Way campaign, raising $3.3 million across our organization.

Pembina Pipeline Corporation ● 2021 Management Information Circular	83

Scott Burrows

Senior Vice President and Chief Financial Officer

Responsible for the control of Pembina’s financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2011 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. He was appointed to his current role on July 1, 2017.

Before joining Pembina, he spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia, is a CFA Charterholder and was named one of Canada’s top 40 under 40. Mr. Burrows also sits on the Board of Rundle College Society.

2020 Results

Mr. Burrows achieved the following results in 2020:

•

Ensured our capital program was adequately funded by raising $1.5 billion of medium-term notes and a US$250 million term loan, without issuing any incremental equity and while maintaining a conservative balance sheet and lowering Pembina’s cost of debt.

•

He was actively involved in securing Pembina’s new $800 million unsecured revolving credit facility, increasing Pembina’s revolving credit facility capacity to $3.3 billion providing the company ample liquidity during 2020, as well as securing Canada Kuwait Petroleum Corporation’s $2.6 billion project finance facility, prior to its suspension.

•

Successfully facilitated the financial system integration of Kinder Morgan Canada Limited post-closing of the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin pipeline system.

•

Involved in developing Pembina’s action plan in response to the COVID-19 pandemic, including the prudent decision to defer some of our previously announced expansion projects to reflect the market conditions at the time and removed discretionary capital spending from the 2020 capital budget. The impact of this was a reduction of $1 billion from the capital budget which was directed towards enhancing Pembina’s financial position.

•	Played an active role in designing and leading management and board strategy sessions, Pembina’s annual Enterprise Risk Report and Pembina’s systematic hedging program.
•	Instrumental in new project development, ensuring projects fit within Pembina’s financial guardrails and that secured funding was in place.
•	Set the tone at the top of the company for procedures under the Sarbanes-Oxley Act.
•	Led Pembina’s shareholder engagement program and focused our efforts on general and administrative, operating and capital cost efficiencies
•	Ensured Pembina maintained its investment grade credit rating and strong balance sheet, especially impressive given the impact of the COVID-19 pandemic.
•	Developed a Pembina Women in Finance program with over 100 participants and is the executive sponsor of Pembina’s inclusion and diversity committee.
•	Mr. Burrows represented Pembina on the board of directors of Canada Kuwait Petrochemical Corporation.

Pembina Pipeline Corporation ● 2021 Management Information Circular	84

Stuart (Stu) Taylor

Senior Vice President, Marketing & New Ventures and Corporate Development Officer

In 2020, Mr. Taylor was Senior Vice President, Marketing & New Ventures and Corporate Development Officer. In that capacity, he oversaw the marketing and new ventures division. For the marketing division, he is responsible for Pembina’s efforts in value-added commodity marketing activities including the buying and selling of hydrocarbon products, commodity arbitrage and optimizing storage opportunities. The marketing division enters into contracts with both Pembina and third-parties, handles proprietary and customer volumes and aggregates production for onward sale. For the new ventures division, Mr. Taylor developed, approved, monitored and intervened on the execution of the more than $100 million in capital spending in the liquid nature gas division, petrochemical business unit and new ventures group. He methodically reviewed Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was Senior Vice President, NGL and Natural Gas Facilities. He held that role from September 2013 until January 1, 2018, when he was appointed to his current role.

He has a Bachelor of Science in geology from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2020 results

Mr. Taylor achieved the following results in 2020:

•

The marketing division generated $203 million of adjusted EBITDA in 2020, buying, selling, and using the services of the facilities and pipeline divisions of the company. 2020 was an unprecedented year in commodities markets with high volatility and decreased demand, resulting in lower than typical results.

•

Proactively sought new commercial opportunities in lines of business that Pembina does not currently have a presence, but that may play a strategic role in the further development of the value chain, including petrochemicals, power, renewables, refining/upgrading and other new market diversification and egress opportunities.

•

In January 2020, Canada Kuwait Petrochemical Limited Partnership (CKPC) received full sanction for the development of the propane dehydrogenation and polypropylene facility (the PDH facility). As a result of the significant risks arising from the ongoing COVID-19 pandemic, most notably with respect to costs under the lump sum contract for construction of the PDH facility, which remains under force majeure condition, CKPC suspended execution of the project indefinitely in December 2020. As a result of the project suspension, Pembina incurred an impairment on its investment in CKPC during the fourth quarter of 2020. In 2021, CKPC will complete its efforts to wind down and place the project into a condition of indefinite suspension, with the goal of preserving the value of investment.

•

The Jordan Cove LNG export terminal in Coos Bay, Oregon and the related a 400 km pipeline, which would transport natural has from Malin, Oregon to an LNG terminal in Coos County, Oregon (Jordan Cove) received a certificate of approval from the Federal Energy Regulatory Commission (FERC) on March 19, 2020. Engineering and regulatory teams throughout 2020 continued to progress the required state approvals. In light of regulatory and political uncertainty that intensified late into 2020, Pembina incurred a material impairment on Jordan Cove in the fourth quarter of 2020 and is taking the opportunity to evaluate the path forward on this project.

•

Progressed market development for the propane export terminal located on Watson Island, British Columbia o lands leased from a wholly-owned subsidiary of the City of Prince Rupert (the Prince Rupert Terminal) with market identification and marine logistics planning in advance of the 2021 start date; focused on market fundamentals to shape these plans by identifying the next and future structural changes in the market.

•

Completed market development plans for natural gas, NGL, crude oil and rail logistics in pursuit of expanding egress for western Canadian production, establishing a presence in markets Pembina does not serve today, and supported other new ventures initiatives requiring rail service.

Pembina Pipeline Corporation ● 2021 Management Information Circular	85

•	Collaboratively developed new commercial opportunities in the petrochemical and chemical sector that increase demand for services in our across or marketing, facilities and pipelines divisions.
•	Explored new opportunities as part of the energy market transition, including cogeneration, renewables, hydrogen, carbon, and other tangential opportunities.

Paul Murphy Senior

Vice President and Corporate Services Officer

Responsible for and oversees all aspects of Pembina’s corporate and maintenance management systems, supply chain management, pipeline operational control centre and communications systems, safety and emergency management, physical asset integrity management, engineering technical and project services, corporate and cyber security, information technology development, infrastructure and governance, corporate and technical training, office and workplace services and, human resources management. In a critical role for the corporation’s operations, he is a trusted and highly valued advisor to the CEO to help drive Pembina’s long-term effective operational efficiencies, workplace strategies and to ensure the company is in compliance with all safety, operational, environmental protection, technical design and employment requirements and regulations.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines, and was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

Before joining Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada Pipelines Ltd., Westcoast Energy Inc. and Williams Energy (Canada) Inc.

He has a Bachelor of Science in geology from the University of Calgary (1984) and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2020 Results

Mr. Murphy achieved the following results in 2020:

•

Led Pembina’s successful response to the COVID-19 pandemic resulting in our employees and customers experiencing no disruption or delays to essential operations or services. Corporate services’ comprehensive pre- existing emergency response plans and electronic mobility strategy allowed all of Pembina’s employees to safely and efficiently transition to working from home or directly to operating facilities. All commercial, financial reporting and governance systems operated without interruption.

•

Successfully led and completed the corporate and operational integration of the assets acquired in connection with the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline, safely, on time and on budget.

•

Ensured all of Pembina’s operating activities, human capital management activities, asset maintenance management, and project design and execution were conducted in accordance with regulations and Pembina internal policies. He led the successful creation of a framework on productivity leading to the realization of over $100 million of sustainable annual administrative and operating savings.

•

Led Pembina’s ongoing efforts to continuously improve safety culture, systems and programs resulting in a material improvement in recordable injury and vehicle incident rates relative to Pembina’s 2019 performance and 2020 industry benchmarks.

•	Led a major upgrade to Pembina’s core pipeline supervisory control and data acquisition (SCADA) operating platform, and the implementation of numerous companywide productivity and compliance systems.
•	Successfully led and completed several autonomation and machine learning projects and led the successful pilot of our new pipeline commercial management system.

Pembina Pipeline Corporation ● 2021 Management Information Circular	86

Harold (Harry) Andersen

Senior Vice President, External Affairs and Chief Legal Officer

Responsible for and oversees all aspects of Pembina’s legal, governance, internal audit, regulatory, environmental, First Nations/Tribal, land, environmental, government relations and external communications departments. He is a trusted and highly valued advisor to the corporation, the board and the CEO in establishing long-term goals, strategies, plans, and policies, and ensuring the company is in compliance with all financial, securities, regulatory, and environmental requirements.

Mr. Andersen joined Pembina in December 2011 as General Counsel, and was Vice President, Legal and General Counsel from April 2013 until July 1, 2017, when he was appointed to his current role.

Before joining Pembina, he spent 11 years as an associate and partner with a large national law firm focusing on energy and corporate matters. Mr. Andersen brings extensive experience in major merger and acquisition transactions, project development, joint ventures, financings, reorganizations and restructurings. He has considerable experience in most aspects of the energy industry, including provincial, federal, Canadian and U.S. regulatory and environmental matters, project development and Indigenous and landowner consultation. Mr. Andersen also has considerable corporate governance and compliance experience.

He has a B.A. and a Bachelor of Laws from the University of Calgary.

2020 Results

Mr. Andersen achieved the following results in 2020:

•

Successfully facilitated the engineering, construction and commissioning of Pembina’s new major pipeline facilities, including phase VI and phase VII expansions on the Peace pipeline system, and the pipeline expansion project near Hythe, Alberta.

•

Ensured all regulatory and environmental approvals were received in connection with Pembina’s capital program, and that construction and commissioning of those facilities were done in compliance with those regulatory and environmental approvals. He was instrumental in new project development, including but not limited to the FERC approval on the Jordan Cove project, expansion projects at the Hythe, the co-generation facility located near Empress, Alberta, the phase VII expansion on the Peace pipeline system, and the development of a liquefied petroleum gas terminal on Watson Island, British Columbia.

•	Helped facilitate the funding of our capital program by raising $1.5 billion of medium-term notes and a US$250 million term loan.
•

Helped facilitate securing Pembina’s new $800 million unsecured revolving credit facility, increasing Pembina’s revolving credit facility capacity to $3.3 billion; as well as helping secure CKPC’s $2.6 billion project finance credit facility, prior to the suspension of the construction of the PDH Facility.

•

Involved in developing Pembina’s action plan in response to the COVID-19 pandemic, including the prudent decision to defer some of our previously announced expansion projects to reflect the market conditions at the time; and was also involved in the re-sanction of some of those same deferred projects.

•	Facilitated a record $180 million in Indigenous procurement in 2020.
•	Set the tone of the company for governance and disclosure matters.
•	Oversaw the completion of Pembina’s internal audit procedures under the Sarbanes-Oxley Act.
•	Mr. Andersen represented Pembina on the board of directors of CPKC.

Pembina Pipeline Corporation ● 2021 Management Information Circular	87

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2018 to 2020.

		Salary[2] ($)	Share-based awards[3] ($)	Option based awards[4] ($)	Non-equity incentive plan compensation - Annual incentive plans[5] ($)	Pension value[6] ($)	All other compensation[7] ($)	Total compensation ($)
Michael Dilger President and CEO[1]	2020	1,191,667	3,132,000	2,088,000	1,188,000	298,445	74,717	7,972,829
	2019	1,133,333	2,760,000	1,840,000	1,817,000	374,388	73,512	7,998,233
	2018	1,029,167	2,205,000	1,470,000	1,944,600	413,133	69,303	7,131,203
Scott Burrows Senior Vice President and CFO	2020	591,667	1,008,000	432,000	408,652	178,758	46,262	2,665,339
	2019	541,666	885,500	379,500	604,450	126,118	43,928	2,581,162
	2018	494,167	700,000	300,000	644,933	123,984	56,860	2,319,944
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development	2020	566,667	957,600	410,400	324,379	129,641	74,494	2,463,181
	2019	541,666	885,500	379,500	566,720	152,623	101,619	2,627,628
	2018	494,167	700,000	300,000	689,267	122,870	80,110	2,386,414
Paul Murphy Senior Vice President and Corporate Services Officer	2020	536,667	907,200	388,800	342,083	114,721	41,967	2,331,438
	2019	516,667	837,200	358,800	511,056	105,211	42,678	2,371,612
	2018	494,167	700,000	300,000	611,100	118,317	41,553	2,265,137
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	2020	445,000	756,000	324,000	285,069	125,815	37,384	1,973,268
	2019	416,667	676,200	289,800	413,952	90,489	38,678	1,925,786
	2018	396,667	490,000	210,000	414,240	103,443	37,678	1,652,028
Total	2020	3,331,668	6,760,800	3,643,200	2,548,183	847,380	274,824	17,406,055

[1]	Mr. Dilger was appointed CEO on January 1, 2014. He has not received compensation as a director since his appointment to the board in January 2014.

[2]	Total base salary earned as of December 31 each year.

[3]	Share-based awards

The amount for 2020 represents the fair value of RSUs and PSUs granted to the named executives for 2020. We calculated the number of RSUs, and PSUs granted by dividing the dollar amount granted by $47.52 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2019).

The RSUs granted in 2020 are scheduled to vest 1/3 per year, on December 31 of 2020, 2021 and 2022. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs granted in 2020 are scheduled to vest on December 31, 2022 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assuming 100% of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that vests, and the payout the named executives receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 76 for information about RSUs and PSUs.

[4]	Option based awards

Option value is calculated as a percentage of base salary (see page 76). The options granted in 2020 expire in 2027, as follows: Tranche 1 was issued on March 10, 2020 and expires on March 9,2027; Tranche 2 was issued August 19, 2020 and expires on August 18, 2027; Tranche 3 was issued November 17, 2020 and expires November 16, 2027. We calculated the number of options granted using $4.33 per option, an estimate based on the Black-Scholes option pricing model using the following key assumptions:

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
5.21%	20.28%	1.84%	4.28 years	$48.39

This approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $48.39 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before January 2, 2020, to set the number of options for board approval for 2020 grants.

[5]	Cash bonuses earned for the year but paid in the following year.

[6]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 92 for information about our pension plans.

[7]

Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking. Also includes vacation payout for Mr. Taylor for unused vacation.

Pembina Pipeline Corporation ● 2021 Management Information Circular	88

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2020.

	Option-based awards					Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($) [4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Michael Dilger	120,554	30.43	Nov 16, 2027	0			-
	120,554	35.39	August 18, 2027	0
	13,765	43.67	April 13, 2027	0
	227,344	43.67	March 9 ,2027	0
	87,786	46.86	Nov 11, 2026	0
	87,786	48.75	August 13, 2026	0	10,898 RSUs	$328,030 RSUs
	175,573	48.43	March 4, 2026	0	1,193 RSU dividends	$35,909 RSU dividends
	74,242	45.45	Nov 12, 2025	0	Total RSUs: 12,091[1]	Total RSUs: $363,939
	74,243	46.27	August 14, 2025	0
	148,485	41.50	March 5, 2025	0	108,550 PSUs	$3,267,355 PSUs
	58,176	45.66	Nov 13, 2024	0	13,292 PSU dividends	$400,089 PSU dividends
	58,176	41.59	August 13, 2024	0	Total PSUs: 121,842	Total PSUs: $3,667,444
	116,352	42.97	March 6, 2024	0
	85,108	38.76	Nov 14, 2023	0
	85,108	39.63	August 15, 2023	0
	187,070	41.25	March 8, 2022	0
Total:	1,720,322				133,933	$4,031,383
Scott Burrows	24,942	30.43	Nov 16, 2027	0			-
	24,942	35.39	August 18, 2027	0
	49,885	43.67	March 9 ,2027	0
	18,106	46.86	Nov 11, 2026	0	6,007 RSUs	$180,811 RSUs
	18,106	48.75	August 13, 2026	0	657 RSU dividends	$19,776 RSU dividends
	36,212	48.43	March 4, 2026	0	Total RSUs: 6,664[1]	Total RSUs: $200,587
	15,151	45.45	Nov 12, 2025	0
	15,152	46.27	August 14, 2025	0	29,899 PSUs	$899,960 PSUs
	20,202	41.50	March 5, 2025	0	3,660 PSU dividends	$110,166 PSU dividends
	7,796	45.66	Nov 13, 2024	0	Total PSUs: 33,559[2]	Total PSUs: $1,010,126
	9,019	41.59	August 13, 2024	0
	5,197	42.97	March 6, 2024	0
	7,000	33.80	March 7, 2023	0
Total:	251,710			0	40,223	$1,210,713[3]
Stuart Taylor	23,695	30.43	Nov 16, 2027	0			-
	23,695	35.39	August 18, 2027	0
	47,391	43.67	March 9 ,2027	0	5,805 RSUs	$174,731 RSUs
	18,106	46.86	Nov 11, 2026	0	640 RSU dividends	$19,264 RSU dividends
	18,106	48.75	August 13, 2026	0	Total RSUs: 6,445[1]	Total RSUs: $193,995
	36,212	48.43	March 4, 2026	0
	15,151	45.45	Nov 12, 2025	0	29,141 PSUs	$877,144PSUs
	15,152	46.27	August 14, 2025	0	3,596 PSU dividends	$108,240 PSU dividends
	30,303	41.50	March 5, 2025	0	Total PSUs: 32,737[2]	Total PSUs: $985,384
	12,794	45.66	Nov 13, 2024	0
	4,265	41.59	August 13, 2024	0
	8,530	42.97	March 6, 2024	0
Total:	253,400			0	39,182	$1,179,379[3]

Pembina Pipeline Corporation ● 2021 Management Information Circular	89

	Option-based awards					Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($) [4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Paul Murphy	22,448	30.43	Nov 16, 2027	0			-
	22,448	35.39	August 18, 2027	0
	44,896	43.67	March 9 ,2027	0
	17,118	46.86	Nov 11, 2026	0	5,495 RSUs	$165,400 RSUs
	17,118	48.75	August 13, 2026	0	605 RSU dividends	$18,211 RSU dividends
	34,237	48.43	March 4, 2026	0	Total RSUs: 6,100[1]	Total RSUs: $183,611
	15,151	45.45	Nov 12, 2025	0
	15,152	46.27	August 14, 2025	0	27,579 PSUs	$830,128 PSUs
	30,303	41.50	March 5, 2025	0	3,403 PSU dividends	$102,430 PSU dividends
	12,794	45.66	Nov 13, 2024	0	Total PSUs: 30,982[2]	Total PSUs: $932,558
	12,795	41.59	August 13, 2024	0
	25,590	42.97	March 6, 2024	0
	5,480	38.76	Nov 14, 2023	0
	20,480	39.63	August 15, 2023	0
Total:	296,010				37,082	$1,116,169[3]
Harold Andersen	18,707	30.43	Nov 16, 2027	0			-
	18,707	35.39	August 18, 2027	0
	37,414	43.67	March 9 ,2027	0
	13,826	46.86	Nov 11, 2026	0	4,531 RSUs	$136,383 RSUs
	13,826	48.75	August 13, 2026	0	497 RSU dividends	$14,960 RSU dividends
	27,653	48.43	March 4, 2026	0	Total RSUs: 5,028[1]	Total RSUs: $151,343
	10,606	45.45	Nov 12, 2025	0
	10,606	46.27	August 14, 2025	0	22,625 PSUs	$681,013 PSUs
	21,212	41.50	March 5, 2025	0	2,777 PSU dividends	$83,588 PSU dividends
	5,346	45.66	Nov 13, 2024	0	Total PSUs: 25,402[2]	Total PSUs: $764,601
	13,468	41.59	August 13, 2024	0
	10,692	42.97	March 6, 2024	0
	5,295	33.80	March 7, 2023	0
Total:	207,358				30,430	$915,944[3]

[1]	Includes:

• 1/3 of the RSUs granted for 2019 that vest and pay out on December 31, 2021, and

• 2/3 of the RSUs granted for 2020 that vest and pay out: 1/3 on December 31, 2021 and 1/3 on December 31, 2022.

Dividend units accrued at $2.36 for 2019 and $2.52 for 2020.

[2]	Includes:

• PSUs granted for 2019 that vest on December 31, 2021 (if performance vesting criteria have been met); and

• PSUs granted for 2020 that vest on December 31, 2022 (if performance vesting criteria have been met).

Estimated at $30.10 per share (the closing price of our common shares on the TSX on December 31, 2020). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 78 for information about the performance multiplier.

Dividend units accrued at $2.36 for 2019 and $2.52 for 2020.

[3]	Estimated at $30.10 per share (the closing price of our common shares on the TSX on December 31, 2020).

[4]	The value of an option is estimated at $30.10 per share (the closing price of our common shares on the TSX on December 31, 2020) less the exercise price of the option.

Pembina Pipeline Corporation ● 2021 Management Information Circular	90

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2020, as well as the cash bonuses (non- equity incentive) earned for 2020.

	Option-based awards – value vested during the year[1] ($)	Share-based awards — value vested during the year ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)
Michael Dilger	0	2,529,921	1,188,000
Scott Burrows	0	790,904	408,652
Stuart Taylor	0	787,358	324,379
Paul Murphy	0	779,811	342,083
Harold Andersen	0	561,835	285,069

[1]

Value that would have been realized if options had been exercised on December 31, 2020, calculated as the difference between the closing price of our common shares on the TSX on December 31, 2020 ($30.10) and the exercise price of the options, multiplied by the number of options.

[2]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2020, along with the dividend units they earned to December 31, 2020:
•	the final 1/3 of the RSUs granted for 2018;
•	the second 1/3 of the RSUs granted for 2019;
•	the first 1/3 of the RSUs granted for 2020; and
•	all the PSUs granted for 2018, calculated using a performance multiplier of 1.33 (see page 79).

Dividends accrued each year as follows: 2018: $2.24; 2019: $2.36; and 2020: $2.52.

[3]	Cash bonuses for 2020, which were paid in 2021.

Stock options exercised in 2020

The table below shows the stock options exercised by the named executives in 2020. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised
Michael Dilger	2016	55,215	896,715
Scott Burrows	2016	11,480	135,526
	2017	1,224	11,225
	2018	10,101	88,410
Stuart Taylor	2016	54,613	665,785
	2017	25,590	191,669
Paul Murphy	2016	15,000	170,629
Harold Andersen	2016	15,886	173,291

Pembina Pipeline Corporation ● 2021 Management Information Circular	91

Pension plan benefits

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 24 to our 2020 audited consolidated financial statements on our website (www.pembina.com) or SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Effective January 1, 2021, Pembina revised the eligibility requirements for the defined benefit plan. Employees whose age plus years of service was 40 at January 1, 2021 will be eligible for the defined benefit plan when their age plus years of service reaches 50. All other employees will remain in the defined contribution plan. There are no changes to eligibility for executives.

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant’s age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points – employees are enrolled in the defined contribution plan;
•	50 points or more – employees are enrolled in the defined benefit plan; and
•	all executives are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5% of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee’s base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Pembina Pipeline Corporation ● 2021 Management Information Circular	92

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of credited service	At year end	Annual benefits payable[2] ($) At age 65	Present value of defined benefit obligation as at December 31, 2019 ($)	Compensatory change[3] ($)	Non- compensatory change[4] ($)	Present value of defined benefit obligation as at December 31, 2020 ($)
Michael Dilger	15.83	247,835	385,106	4,204,563	298,445	499,772	5,002,780
Scott Burrows[1]	6.00	45,570	248,500	701,112	178,758	156,296	1,036,166
Stuart Taylor	11.50	86,001	132,222	1,420,717	129,641	157,658	1,708,016
Paul Murphy	9.83	71,013	105,187	1,139,774	114,721	118,205	1,372,700
Harold Andersen[1]	6.00	35,233	152,116	548,353	125,815	94,007	768,175

[1]

Mr. Burrows and Mr. Andersen became eligible for the defined benefit pension plan on January 1, 2015. They are also entitled to benefits under the defined contribution plan in the amounts of $83,759 for Mr. Burrows and $75,948 for Mr. Andersen.

[2]

Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2020.

[3]

The compensatory change is the increase or decrease in the pension obligation for 2020, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited services.

[4]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2020 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation ● 2021 Management Information Circular	93

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan
Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

• options are pro-rated to the last day of active employment

• unvested options continue to vest, and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	• same as retirement
Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• same as resignation	• options expire immediately
Change of control[1]	• none

• unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

• the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]

If the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officer are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[2]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

Pembina Pipeline Corporation ● 2021 Management Information Circular	94

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive’s contract (two years for all named executives)

multiplied by

•	the sum of the executive’s:

o salary for the current year;

o another 20% of current salary (in lieu of employment benefits and certain other payments); and

o the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•

change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	the majority of directors step down from the board; or
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means payments are made only if the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officers are not offered continued employment on comparable terms following a change of control.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all our assets and undertakings;
•	the company becoming subject to a takeover bid; or
•	another comparable transaction.

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Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2020 (with and without a change of control):

					Share unit plan payments[5] ($)		Option plan payments[6] ($)		Totals ($)

	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause/ constructive dismissal	Change of control and termination
Michael Dilger	2,400,000	3,103,467	480,000	4,031,383	4,031,383	0	0	10,014,850	10,014,850
Scott Burrows	1,200,000	1,012,010	240,000	1,210,713	1,210,713	0	0	3,662,723	3,662,723
Stuart Taylor	1,140,000	942,258	228,000	1,179,379	1,179,379	0	0	3,489,637	3,489,637
Paul Murphy	1,080,000	869,521	216,000	1,116,169	1,116,169	0	0	3,281,690	3,281,690
Harold Andersen	900,000	701,597	180,000	915,944	915,944	0	0	2,697,541	2,697,541

[1]	2020 base salary multiplied by the notice period (see page 95).
[2]	Notice period multiplied by the average of the annual incentive bonuses earned for 2018, 2019 and 2020.
[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $30.10 per share (the closing price of our common shares on the TSX on December 31,2020). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.
[5]

Amounts under the share unit plan are payable following a change of control only if the CEO, CFO and senior vice presidents acting in the capacity of chief operating officer are not offered continued employment on comparable terms. See page 94 for more information.

[6]

The value of options is estimated at $30.10 per share (the closing price of our common shares on the TSX on December 31,2020) less the stock option grant price multiplied by the number of outstanding options. The stock option grant price is $39.53 for the 2014 grant, $41.25 for the 2015 grant, $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 of the 2016 grant, $38.76 for Tranche 3 of the 2016 grant, $42.97 for Tranche 1 of the 2017 grant, $41.59 for Tranche 2 of the 2017 grant and $45.66 for Tranche 3 of the 2017 grant, $41.50 for Tranche 1 of the 2018 grant, $46.27 for Tranche 2 of the 2018 grant, $45.45 for Tranche 3 of the 2018 grant, $48.43 for Tranche 1 of the 2019 grant, $48.75 for Tranche 2 of the 2019 grant, $46.86 for Tranche 3 of the 2019 grant; $43.67 for Tranche 1 of the 2020 grant, $35.39 for Tranche 2 of the 2020 grant, $30.43 for Tranche 3 of the 2020 grant .

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Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2020

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2020: 4%
•	2020 grants as a percentage of common shares outstanding (burn rate): 1.3% (2019: 0.9%; 2018: 0.9%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	21,776,315	$42.68	27,209,108

Total	21,776,315	$42.68	27,209,108

Stock option plan

Introduced in 2011 and amended in 2017 and 2020. In February 2020, the Board approved an amendment to the plan, which did not require shareholder approval to the terms of the plan to allow for immediate vesting of options in the event of death for all eligible employees.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan. We have issued 10,790,892 common shares for option exercises under the plan since its inception in 2011, and therefore there are 27,209,108 common shares remaining for future issuance (4.9% of issued and outstanding common shares as at December 31, 2020).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 19 to our audited consolidated financial statements for the year ended December 31, 2020

As at December 31, 2020 there were 21,776,315 common shares issuable on the exercise of outstanding options granted under the stock option plan:

• exercise prices: from $25.28 to $52.01;

• average weighted exercise price: $42.68;

• expiration dates: from January 2021 to December 2027;

• 4% of common shares outstanding.

Granting and issuing stock options

The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

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Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one common share.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common shares reserved for issue under the options, will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

• unvested options expire immediately; and

• vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).

For termination for cause:

• unvested options expire immediately; and

• vested options are forfeited.

On a change of control:

• option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

• the transaction does not provide for substitution or replacement of Pembina’s common shares;

• the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

• the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

• completion of a merger, amalgamation or an arrangement;

• sale of all or substantially all our assets and undertakings;

• the company becoming subject to a takeover bid; or

• another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 27,297,095 common shares as at December 31, 2020) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding common shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding common shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

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Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

• increasing the number (or percentage) of shares that can be issued through the plan;

• making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);

• extending the expiry date of an option (except to avoid a trading blackout period);

• adding new types of eligible participants;

• changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

• making changes to types of changes that can be made to the plan with and without shareholder approval.

Plan changes may also need to be approved by the applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

• whether awards should be granted;

• when awards will be granted;

• who will receive awards;

• grant dates, performance and vesting periods;

• the fair market value of common shares;

• how the number of RSUs and PSUs granted will be determined;

• time, performance and other vesting conditions (including multipliers);

• setting, changing and rescinding plan and grant agreements, regulations and terms;

• interpreting the plan and any related grant agreements; and

• all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

• accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

• waive any term or condition attached to an award; or

• decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by the applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 94.

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Other information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2020, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2020 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries; or

•	is currently indebted to Pembina or any of our subsidiaries or has been at any time since January 1, 2020.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they provide additional useful information about our operational and financial performance to investors and analysts.

These are considered supplementary because they are not defined by GAAP and do not have a standardized meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance.

The board oversees our use of Non-GAAP measures, ensures the measures are defined consistently from year to year, and approves the presentation of these measures. For more information, including reconciliations to the closest comparable GAAP measure, see Non-GAAP Measures in our MD&A for the year ended December 31, 2020. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina’s jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the consolidated statement of financial position, “Investments in Equity Accounted Investees”. Net earnings from investments in equity accounted investees are recognized in a single line item in the consolidated statement of earnings and comprehensive income “Share of Profit from Equity Accounted Investees”. Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina supplements the disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the investments in equity accounted investees. Pembina’s proportionate interest in equity accounted investees has been included in adjusted EBITDA.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina’s proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50% common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

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Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of the company’s ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the company’s success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the company’s financial performance.

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the company’s ability to meet interest obligations, dividend payments and other commitments.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold, including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in the marketing and new ventures division and the facilities division, to aggregate revenue generated by each of the company’s divisions and to set comparable objectives.

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